As filed July 9, 1998

                                                      File No. 70-9199

                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
           --------------------------------------------------------
                               Amendment No. 1
                                      to
                                   FORM U-1
                          APPLICATION OR DECLARATION
                                  UNDER THE
                  PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
          ---------------------------------------------------------

                          New Century Energies, Inc.
                      Public Service Company of Colorado
                             NC Enterprises, Inc.
                               1225 17th Street
                         Denver, Colorado 80202-5533

                (Names of companies filing this statement and
                  addresses of principal executive offices)
            -----------------------------------------------------
                          New Century Energies, Inc.

               (Name of top registered holding company parent)
            ------------------------------------------------------
                               Teresa S. Madden
                                  Controller
                          New Century Energies, Inc
                         1225 17th Street, Suite 900
                         Denver, Colorado 80202-5533

                   (Name and address of agents for service)

    The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

            James D. Albright, Esq.             William T. Baker, Jr., Esq.
            William M. Dudley, Esq.                   Thelen Reid & Priest LLP
            New Century Energies, Inc                 40 West 57th Street
            1225 17th Street, Suite 600               New York, New York 10019
            Denver, Colorado 80202-5533


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      The  Application or  Declaration  previously  filed in this  proceeding is hereby amended and restated in its entirety to read as follows:

Item 1.     Description of Proposed Transaction.

      1.1. Background. New Century Energies, Inc. ("NCE") is a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act").1 Its public-utility subsidiaries are Public Service Company of Colorado ("PSCo"), Southwestern Public Service Company and Cheyenne Light, Fuel and Power Company. NCE's principal non- utility subsidiaries include: New Century Services, Inc., a subsidiary service company; NC Enterprises, Inc. ("Enterprises"), an intermediate holding company for certain of NCE's non-utility investments and subsidiaries;2 West Gas InterState, Inc. ("WGI"), a non-utility gas pipeline subsidiary which transports gas from the PSCo gas system to Cheyenne Light, Fuel and Power Company; e prime, inc. ("e-prime"), which holds investments in, among other things, pipeline and underground gas storage businesses; and New Century International, Inc., an indirect subsidiary through which NCE holds a 50% interest in Yorkshire Electricity Group plc, an electric distribution company operating in England. At December 31, 1997, NCE reported consolidated assets of $7.31 billion, and, for the year then ended, consolidated operating revenues of $3.34 billion, which consisted of $2.47 billion in electric revenues, $816.6 million in gas revenues, and $52.6 million in other revenues. At December 31, 1997, NCE reported consolidated gross electric plant of $6.7 billion and consolidated gross gas plant of $1.14 billion.

      PSCo provides public-utility service to approximately 1.2 million electric and 1.0 million gas customers in Colorado primarily in the Denver and Front Range metropolitan areas. For the year ended December 31, 1997, PSCo reported operating revenues of $2.23 billion, of which $1.485 billion was derived from electric utility operations and $733 million from gas utility operations. In addition to its retail gas distribution operations, PSCo and certain existing non- utility subsidiaries also engage in activities related to the supply, transportation and storage of natural gas in Colorado and Wyoming, including the provision of transportation services to nonassociate utilities.

      NCE, PSCo and Enterprises are now seeking authorization for various transactions, as described below, relating to the joint development and ownership by PSCo and Enterprises and certain nonassociated companies of gas transportation and related facilities. In furtherance of such joint undertaking, PSCo and Enterprises have agreed with Colorado Interstate Gas Company ("CIG"), Wyoming Interstate Company ("WIC") and CIG Resources Company ("CIGR"), all of which are direct or indirect subsidiaries of The Coastal Corporation, to undertake the following transactions: (1) Enterprises and CIG Gas Supply Company ("CIGGS")
--------
      1     See New Century Energies, Inc., Holding Co. Act Release No. 26748
 (Aug. 1, 1997), 65 SEC Docket at 278.
      2     Id. at 282.

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will form and acquire the equity securities of and provide other funding to WYCO
Development LLC ("WYCO"), a non-utility company formed for the purpose of facilitating the transactions described herein;3 (2) PSCo will construct the Front Range Pipeline (as described in item 1.3.1, below) and WIC will construct the Powder River Lateral Expansion (as described in item 1.3.2, below) (collectively, the "Facilities"); (3) WYCO will purchase the Facilities from PSCo and WIC upon completion of construction; and (4) WYCO will lease the Front Range Pipeline back to PSCo and the Powder River Lateral Expansion back to WIC under separate but substantially identical long-term lease agreements.

      1.2 Acquisition of Equity Securities of WYCO. Enterprises requests authority to acquire the equity securities of WYCO, a Colorado limited liability company formed by Enterprises and CIGGS to facilitate the transactions described herein. The membership interests in WYCO will be owned 50% by Enterprises and 50% by CIGGS. The Operating Agreement governing WYCO shall be in substantially the form of Exhibit A hereto. Under the Operating Agreement, Enterprises and CIGGS will have equal voting rights with respect to the management of the business of WYCO and will share equally in all costs and revenues of WYCO, except as specifically provided herein. WYCO shall be managed by a management committee ("Management Committee") that will initially consist of one representative and one alternate representative of each of the members. Decisions of the Management Committee shall be made by the unanimous vote of the representatives of the members, with certain exceptions.

      Enterprises' total investment in WYCO is estimated not to exceed $26 million. Such investment would be in the form of Enterprises' initial capital contribution to WYCO and subsequent cash contributions, open account advances, or loans, or any combination thereof, to WYCO. At present, NCE proposes to provide Enterprises with the funds needed by Enterprises to fulfill its obligations under the Operating Agreement. NCE will derive the funds needed for such purpose from securities issuances (including issuances of guarantees) authorized in separate proceedings4 and from other internally-generated sources of cash.5

      1.3 Description of Facilities. PSCo and WIC have agreed to construct the Facilities, which are generally described as follows:

--------
      3 As described in greater detail in item 1.3, the Facilities to be acquired and owned by WYCO will consist of interstate and intrastate pipelines, compressors and associated equipment that will be used by PSCo and WIC to transport gas to their respective markets and not to distribute gas at retail. Accordingly, WYCO will not be a "gas-utility company" within the meaning of
Section 2(a)(4) of the Act.
      4 In this connection, the Commission has authorized the NCE system to undertake various financings in File No. 70-9007.
      5 Alternatively, as discussed below, WYCO may seek to project finance the cost of the facilities on an initial or refinance basis. Such financing would be done on a basis consistent with Rule 52(b).

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            1.3.1 Front Range  Pipeline.  PSCo shall  undertake  construction of approximately  53-miles of 24-inch diameter natural gas pipeline  extending from
an  interconnection   with  PSCo's  Chalk  Bluffs  measurement  and  compression facilities, located just south of the Colorado-Wyoming border near Rockport, Colorado, to an interconnection with PSCo's existing 24-inch pipeline adjacent
to  PSCo's  Fort  St.  Vrain  gas-fired  electric   generating   station,   near
Platteville, Colorado (the "Front Range Pipeline"). The Front Range Pipeline will be designed initially to create additional transportation capacity from the
Rockport/Chalk   Bluffs   interconnection  to  the  Platteville/Fort  St.  Vrain
interconnection of approximately 269,000 dekatherms (Dth) per day. PSCo shall also cause the construction of all necessary taps and metering facilities on CIG's and WIC's pipeline systems and the new interconnections with PSCo at Rockport to accommodate the full initial design capacity from either WIC's or CIG's pipeline system. PSCo shall be responsible for all costs associated with these related facilities. In order to support and maintain the initial design capacity of 269,000 Dth per day on the Front Range Pipeline, CIG, WIC and PSCo shall enter into a facilities interconnection agreement wherein WIC and CIG shall agree to provide pressures sufficient to effect delivery into the Front Range Pipeline. The estimated cost to construct the Front Range Pipeline and the associated facilities is approximately $25 million.

      By order dated June 4, 1998 (Exhibit D-2 hereto), the Colorado Public Utilities Commission ("CPUC") granted PSCo a certificate of public convenience and necessity to construct and operate the Front Range Pipeline, and approved the related financing transactions that are described below. PSCo currently estimates that it will complete construction and place the Front Range Pipeline in service by November 1, 1998, in time for the 1998-1999 winter heating season. As stated in PSCo's application to the CPUC (Exhibit D-1 hereto), the Front Range Pipeline is necessary for operational reasons to alleviate capacity constraints on its northern Front Range system. The Front Range Pipeline will enable PSCo to expand its delivery capacity and provide it and its transportation customers with access to several interstate pipelines that intersect at the Chalk Bluffs "hub,"6 which, in turn, will provide PSCo and its customers with much improved access to upstream gas supplies in production areas and supply basins in the Rocky Mountain Region. Such improved access to upstream gas supplies should lead to lower priced supplies of gas becoming available to the Front Range market.

            1.3.2 Powder River Lateral Expansion. WIC has agreed to install and construct equipment and facilities designed to provide approximately 7400 nameplate horsepower of compression to be located near Laramie and Cheyenne, Wyoming ("Phase I"), for the purpose of expanding the WIC capacity into Powder River and expanding that portion of its existing
--------
      6 Hubs are formed at locations where several interstate pipelines meet, or intersect, and function as the physical transfer points between the intersecting pipelines where shippers (i.e., buyers and sellers) and traders can buy, sell, exchange or trade gas or pipeline capacity or other "unbundled" services (e.g., temporary storage or parking or loaning of gas). At the Chalk Bluffs hub, PSCo would have access to transportation (and thus upstream gas supplies) on the CIG and WIC pipelines, as well as on the pipeline facilities of Williams Natural Gas Company, Trailblazer Pipeline Company, KN Interstate Gas Transmission Company and WestGas InterState, Inc.

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capacity from Laramie to Cheyenne,  Wyoming.  Subsequently,  depending on future market conditions, WIC may install and construct equipment and facilities designed to supply approximately 4700 nameplate horsepower of additional compression at Laramie and approximately 100 miles of 16-inch pipeline that would loop CIG's existing Powder River Lateral terminating at the Laramie compressor station ("Phase II"), for the purpose of further expanding such WIC capacity (together, the Phase I and Phase II expansions are referred to as the "Powder River Lateral Expansion"). The planned in-service date of the Phase I expansion is November 1, 1998, and, depending on market conditions, the anticipated in-service date of the Phase II expansion is October 1, 1999.

      Phase I of the Powder River Lateral Expansion will be designed to create additional transportation capacity on the WIC pipeline system of 49,000 Dth per day and, subject to future market conditions, Phase II would be designed to create additional transportation capacity on the WIC pipeline system of 120,000 Dth per day between the point of interconnection of the Powder River Lateral with the pipeline system of MIGC, Inc., an interstate pipeline subsidiary of Western Gas Resources, Inc., and the terminus of the WIC pipeline at the Chalk Bluffs hub. These facilities will provide PSCo and other customers of WIC with access to additional transportation capacity into the Chalk Bluffs hub, which, in turn, will provide improved access to upstream gas supplies. The estimated cost to construct Phase I of the Powder River Lateral Expansion is $16 million and the estimated cost to construct Phase II, based on currently anticipated facilities, would be $28 million.

      1.4 Sale of the Facilities to WYCO. Upon the completion of construction, PSCo proposes to sell the Front Range Pipeline to WYCO for an amount equal to the actual total cost incurred by PSCo, as accounted for in accordance with the "Gas Plant Instructions" of the Uniform System of Accounts, 18 C.F.R. Part 201. In its application to the CPUC, PSCo sought authority to include in the sales price an allowance for funds used during construction ("AFUDC") based on PSCo's capitalized cost of money calculated at the lesser of PSCo's applicable AFUDC rate or the CPUC-authorized rate of return on rate base during the period of time when the facilities are under construction and prior to the time when placed in service. Although the CPUC denied this portion of PSCo's request in its June 4, 1998 order, PSCo has requested rehearing.

      Likewise, upon completion of construction of Phase I of the Powder River Lateral Expansion, WIC will sell a 100% interest in the Phase I facilities to WYCO, and, if market conditions justify construction of the Phase II of the Powder River Lateral Expansion, WIC will sell an approximately 32% undivided interest in the completed Phase II facilities to WYCO, in each case at WIC's actual total cost. The parties intend that WYCO's investment in the Front Range Pipeline and the Powder River Lateral Expansion facilities shall be equal. To achieve this result, the percentage undivided interest in the Phase II facilities to be conveyed to WYCO will be adjusted, if necessary, so that WYCO's total investment in the Powder River Lateral Expansion facilities (i.e., Phase I and Phase II combined) will be equal to WYCO's investment in the Front Range Pipeline. In the event that Phase II of the Powder River Lateral Expansion is

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ultimately  not  constructed  as  planned,   then  WYCO  shall  be  provided  an
opportunity to invest in the next expansion of the CIG or WIC pipeline systems serving the Denver area, and any subsequent expansions, in an amount that causes the total investment of WYCO in the WIC and CIG expansions to be equal to the total investment of WYCO in the Front Range Pipeline facilities.

      1.5 The Facilities Leases. Concurrently with the purchase from PSCo of the Front Range Pipeline, PSCo and WYCO will enter into a facilities lease (the
"Front Range Pipeline Lease") under which WYCO will lease the Front Range Pipeline facilities back to PSCo. Likewise, concurrently with the purchase from WIC of the Phase I facilities of the Powder River Lateral Expansion, WIC and WYCO will also enter into a facilities lease (the "Powder River Lateral Expansion Lease") under which WYCO will lease such interest in the Powder River Lateral Expansion back to WIC. A similar lease arrangement will be entered into between WYCO and WIC concurrently with WIC's transfer to WYCO of an undivided interest in the Phase II facilities.

      The initial term of both of the Facilities Leases will be 30 years. Each Facilities Lease will be a "net" lease under which PSCo and WIC, as the case may be, will be solely responsible for operations, maintenance, repair, taxes (other than income taxes) and other costs of the leased facilities. Upon expiration of the Facilities Leases, the Front Range Pipeline and Powder River Lateral Expansion facilities will be sold back to PSCo and WIC, respectively, at the net book cost. The Front Range Pipeline Lease was reviewed and approved by the CPUC in its June 4, 1998 order authorizing PSCo to construct and operate the Front Range Pipeline. The Powder River Lateral Expansion Lease is subject to review and approval by the Federal Energy Regulatory Commission ("FERC").

            1.5.1 The Front Range PipelineUnder the terms of the Front Range Pipeline Lease, lease payments will be cost-of-service based, and will be calculated annually using rate of return on rate base, depreciation, and income tax factors authorized by the CPUC.7 In the event that WYCO makes payment of property taxes on the Front Range Pipeline, PSCo would be obligated to reimburse WYCO for such amounts. PSCo shall be obligated to operate the Front Range
Pipeline in accordance with accepted industry standards and shall offer and provide gas transportation services using such facilities in accordance with its CPUC gas tariff.

      The Front Range Pipeline Lease shall be in substantially the form of Exhibit B-1A hereto.


--------
      7 Because the lease payments under the Front Range Pipeline Lease will be based on and track the depreciation rates, rate of return on rate base, capital structure and income tax factors used by the CPUC to develop gas service rates for PSCo, PSCo's customers will be economically neutral to the sale/leaseback transaction.

            1.5.2 The Powder River Lateral Expansion Lease. Under the terms of the Powder River Lateral Expansion Lease, lease payments will be cost-of-service based, and will be calculated annually using rate of return on rate base, depreciation, and income tax factors authorized by the FERC. In the event WYCO makes payment of property taxes on the Powder River Lateral Expansion facilities, WIC will be obligated to reimburse WYCO for such amounts. WIC will be obligated to operate the leased facilities in accordance with accepted industry standards and shall offer and provide gas transportation services using such facilities in accordance with its FERC gas tariff. WIC shall obtain all necessary governmental approvals including a certificate of public convenience and necessity from the FERC for authorization to construct and operate the Powder River Lateral Expansion and to provide the additional transportation services created thereby with proposed in-service date of November 1, 1998 for Phase I and a proposed in-service date of October 1, 1999 for Phase II, market conditions permitting.

      The Powder River Lateral Expansion Lease shall be in substantially the same form of Exhibit B-2 hereto.

      1.6 Other Matters. WYCO has no current plan to seek third-party financing. However, in the future, WYCO may seek to finance or refinance a portion of the cost of the Facilities through borrowings from banks or other institutional lenders. In the event that any such borrowings are made by WYCO, it is anticipated that the proceeds thereof would be distributed to Enterprises and CIGGS as a return of capital. Any such debt securities would be secured solely by the assets of WYCO, including the rental payments under the two Facilities Leases. The Applicants believe that the issuance of bonds, notes or other evidence of indebtedness by WYCO for the purpose of financing its business, as described in this Application or Declaration, and the granting of security therefor, would be exempt from the requirements of the Act pursuant to Rule 52(b). WYCO will report any issuance of indebtedness on Form U-6B-2.

      In accordance with its existing authorization,8 New Century Services, Inc. ("NC Services"), a service company subsidiary of NCE, may agree to provide certain categories of administrative, management, and technical services to WYCO, in which case NC Services and WYCO would enter into the standard NCE system service agreement. CIG, WIC, or CIGR may also from time to time render services to WYCO . Prior to providing any such services to WYCO, these companies would file with the Commission a statement on Form U-13E-1.


Item 2. Fees, Commissions and Expenses.

--------
      8     See New Century Energies, Inc., supra n. 1, 65 SEC Docket at 282.

      The fees, commissions and expenses incurred or to be incurred in connection with the transactions proposed herein are estimated at $15,000.


Item 3. Applicable Statutory Provisions.

      3.1 Sections 9(a) and 10 of the Act are applicable to NCE's and Enterprises' direct or indirect acquisition of the limited liability company membership interests of WYCO and to WYCO's acquisition of the Facilities.
Section 12(f) of the Act and Rule 43 thereunder are deemed applicable to the sale of the Front Range Pipeline by PSCo to WYCO. Sections 9(a), 10 and 12(f) and Rule 43 are deemed applicable to the lease of the Front Range Pipeline by WYCO to PSCo and Sections 9(a) and 10 are deemed applicable to the lease of the Powder River Lateral Expansion facilities by WYCO to WIC.

      The issuance and sale of debt securities by WYCO for the purpose of financing its business are subject to Sections 6(a) and 7 of the Act, but are considered exempt thereunder pursuant to Section 6(b) and Rule 52(b).

       Future investments by Enterprises in WYCO in the form of loans, cash contributions or open account advances to finance WYCO's ongoing business, including any expansions of the Facilities, would be subject to Section 9(a) and 10 or Section 12(b) and Rule 45, as applicable, but will be exempt pursuant to Rule 52 or Rule 45(b), as applicable.

            3.1.1 Standards of Approval under SeThe transactions proposed herein involve an acquisition of securities, as well as an acquisition of an interest in an other (i.e., non-utility) business, and are therefore subject to the approval of this Commission under Section 10. The relevant standards for approval under Section 10 are set forth in subsections (b), (c) and (f). In this case, the requirements of Section 10(f) will be met upon the approval of PSCo's application to the CPUC, and there is no basis for the Commission to make any negative findings under Section 10(b).

      As applied to interests in non-utility businesses, Section 10(c)(1) of the Act provides that the Commission shall not approve an acquisition that is "detrimental to the carrying out of the provisions of section 11." Section 11(b)(1), in turn, directs the Commission to limit the operations of a holding company system to a single integrated public-utility system, provided that, subject to making certain specified findings, the Commission may permit a registered holding company to control one or more additional public-utility systems.9 Further, the Commission may permit the retention by a registered holding company of an interest in any non-utility business that is "reasonably incidental, or economically necessary or appropriate to the
--------
      9 In its order approving the formation of NCE, supra n. 1, the Commission made findings under Section 11(b)(1) permitting the retention of PSCo's gas utility business as an additional integrated system.

operations" of its integrated system or systems. The Commission has interpreted Sections 10(c)(1) and 11(b)(1), read together, as expressing a Congressional policy against non-utility acquisitions that bear no functional relation to a holding company's utility operations.10

      As previously described, the Front Range Pipeline is designed to transport gas into PSCo's service territory for ultimate consumption by end-use customers served off of PSCo's gas distribution system, including fuel for PSCo's electric generation facilities. Substantially all of the capacity associated with this facility will be used to support PSCo's retail gas utility and electric utility operations. The Powder River Lateral Expansion facilities are also designed to provide PSCo and other customers of WIC with greater access to upstream sources of gas supply. In the past, the Commission has held that investments in similar kinds of fuel and fuel transportation facilities meet the standards of Section 11(b)(1).11

            3.1.2 Rule 54 Analysis. The transactions proposed herein are also subject to Section 32(h)(4) of the Act and Rule 54 thereunder. Rule 54 provides that, in determining whether to approve any transaction that does not relate to an "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if paragraphs (a), (b) and (c) of Rule 53 are satisfied.

      Initially, NCE has complied or will comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the NCE system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions. Further, none of the circumstances described in Rule 53(b) has occurred or is continuing. Rule 53(c) is inapplicable by its terms because the proposals contained herein do not involve the issue and sale of securities(including any guarantees) to finance an acquisition of an EWG or FUCO.

      Rule  53(a)(1)  limits  a  registered   holding  company's   financing  of
investments in EWGs if such holding company's "aggregate investment" in EWGs and FUCOs exceeds 50% of its
--------
      10    See Michigan Consolidated Gas Co., 44 S.E.C. 361, 363-65 (1070),
 aff'd 444 F.2d 913 (D.C. Cir. 1971).

      11 In its order authorizing the creation of NCE, supra n. 1, the Commission permitted NCE to retain interests in certain non-utility gas-related operations of WGI and e prime. See also Central and South West Corporation, Holding Co. Act Release No. 14555 (December 28, 1961) (approving acquisition of the stock of a gas pipeline company by a registered electric utility holding company); and Conectiv, Inc., 66 SEC Docket 1260 (February 25, 1998) (authorizing new registered electric utility holding company to retain interest in a gas supply and storage company as being functionally related to holding company's secondary gas distribution system). Further, Commission orders approving investments by registered electric utility holding companies in fuel and fuel related activities (including fuel transportation) were cited as precedents for including such activities among those that "energy-related companies," as defined in Rule 58(b), may engage.

"consolidated retained earnings." NCE's "aggregate investment" (as defined in Rule 53(a)(1)(i)) in all EWGs and FUCOs, pro forma to include NCE's indirect investment in Yorkshire Electricity Group plc ("Yorkshire")12 and Independent Power Corporation plc ("IPC"), is currently equal to 50.9% of NCE's "consolidated retained earnings" (as defined in Rule 53(a)(1)(ii)) for the four quarters ended December 31, 1997. At the present time, therefore, NCE does not satisfy all of the requirements of Rule 53(a).

      However, even if the Commission were to take into account, on a pro forma basis, the effect of the capitalization and earnings of EWGs and FUCOs (including, on a pro forma basis, Yorkshire and IPC) in which NCE has invested, it would have no basis for denying the transactions proposed herein. The transactions proposed herein relate solely to an investment, through a non-utility subsidiary of Enterprises, in natural gas transportation and compression facilities that will provide additional natural gas supply and transportation capacity needed by PSCo in connection with the conduct of its domestic natural gas distribution and electric utility operations. All aspects of the transactions described herein, as they relate to PSCo (including construction of the Front Range Pipeline and the related sale/leaseback transaction) have been approved by the CPUC.

      Moreover, there has been no material impact on NCE's consolidated capitalization by reason of the inclusion therein of the capitalization and earnings of EWGs and FUCOs (including on a pro forma basis Yorkshire and IPC) in which NCE has an interest. (See Financial Statements F-3 and F-4, showing, on a pro forma basis, the consolidated capitalization and income of NCE). NCE believes that the capitalization ratios and income levels are within acceptable ranges. Finally, although NCE's consolidated earnings for the year ended December 31, 1997, were negatively affected by its investment in Yorkshire, this was solely as the result of the imposition by the United Kingdom of a one-time, non-recurring, windfall tax on Yorkshire. Importantly, this tax did not affect earnings from ongoing operations, and, therefore, would not have any negative financial impact on earnings in future periods.


Item 4. Regulatory Approvals.

      The construction of the Front Range Pipeline and the sale and leaseback thereof by PSCo pursuant to the Front Range Pipeline Lease are subject to the jurisdiction of, and have been approved by, the CPUC. No other state commission, and no federal commission, other than the
--------
      12 In a separate proceeding (File No. 70-8787), PSCo is proposing to transfer to Enterprises all of the common stock of New Century International, Inc., a wholly-owned subsidiary of PSCo through which PSCo holds, indirectly, a 50% interest in Yorkshire. Upon completion of such transfer, Enterprises intends to file with the Commission a Notification of Foreign Utility Company Status on Form U-57 on behalf of Yorkshire.

Commission, has jurisdiction over the proposed transactions insofar as they concern any of the Applicants.13


Item 5. Procedure.

      The Commission is requested to publish a notice under Rule 23 with respect to the filing of this Application or Declaration as soon as practicable. The Applicants request that the Commission's Order be issued as soon as the rules allow, and that there should not be a 30-day waiting period between issuance of the Commission's order and the date on which the order is to become effective. The Applicants hereby waive a recommended decision by a hearing officer or any other responsible officer of the Commission and consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order, unless the Division opposes the matters proposed herein.


Item 6. Exhibits and Financial Statements.

      A.   -Exhibits.

            A Form of Limited Liability Company Operating Agreement of WYCO Development LLC.

            B-1A  Revised form of Front Range Pipeline Lease Agreement.

            B-2 Form of Powder River Lateral Expansion Lease Agreement. (Previously filed).

            D-1 Application of Public Service Company of Colorado to The Public Utilities Commission of the State of Colorado (Docket No. 97A-
                 622G).  (Previously filed).

            D-2   Order of The Public Utilities Commission of the State of
                  Colorado.

            F     Opinion of Counsel. (To be filed by amendment).

            H     Proposed Form of Federal Register Notice.  (Previously filed).

            27.A  Financial Data Schedule Per Book -  NCE.  (Previously filed).
--------
      13 FERC has jurisdiction under the Natural Gas Act of 1938, as amended, over the construction, sale and leaseback of the Powder River Lateral Expansion by WIC, an interstate pipeline company.

            27.B Financial Data Schedule Pro Forma NCE (Confidential Treatment Requested). (Previously filed).

      B.    Financial Statements.  (Previously filed).

            1.1 Balance Sheet of NCE and consolidated subsidiaries, as of December 31, 1997 (incorporated by reference to the Annual Report on Form 10-K of NCE for the fiscal year ended December 31, 1997) (File No. 1-12927).

            1.2 Statement of Income of NCE and consolidated subsidiaries, as of December 31, 1997 (incorporated by reference to the Annual Report on Form 10-K of NCE for the fiscal year ended December 31, 1997) (File No.
                  1-12927).

            1.3 Pro Forma Capitalization of NCE and consolidated subsidiaries after giving effect to, among other things, the transactions contemplated herein. (Confidential Treatment Requested - filed pursuant to Rule 104).

            1.4 Pro Forma Income Statement of NCE and consolidated subsidiaries after giving effect to, among other things, the transactions contemplated herein. (Confidential Treatment Requested - filed pursuant to Rule 104).

            2.1 Balance Sheet of PSCo and subsidiaries, consolidated, as of December 31, 1997 (incorporated by reference to the Annual Report on Form 10-K of PSCo for the fiscal year ended December 31, 1997 (File No. 1-3280)).

            2.2 Statement of Income of PSCo and subsidiaries, consolidated, for the year ended December 31, 1997 (incorporated by reference to the Annual Report on Form 10-K of PSCo for the fiscal year ended December 31, 1997 (File No. 1-3280)).

            2.3 Pro Forma Capitalization of PSCo and consolidated subsidiaries after giving effect to, among other things, the transactions contemplated herein (Confidential Treatment Requested - filed pursuant to Rule 104).

            2.4 Pro Forma Income Statement of PSCo and consolidated subsidiaries after giving effect to, among other things, the transactions contemplated herein (Confidential Treatment Requested - filed pursuant to Rule 104).

            3.1   Balance  Sheet  of  NC  Enterprises,  Inc.  and  subsidiaries, consolidated, as of December 31, 1997 (incorporated by reference to the Application/Declaration on Form U-1 in File No. 70-9193 (Exhibit 3.1)).

            3.2 Statement of Income of NC Enterprises, Inc. and subsidiaries, consolidated, as of December 31, 1997 (incorporated by reference to the Application/Declaration on Form U-1 in File No. 70-9193 (Exhibit 3.2)).

            3.3 Pro Forma Capitalization of NC Enterprises and consolidated subsidiaries after giving effect to, among other things, the transactions contemplated herein (Confidential Treatment Requested - filed pursuant to Rule 104).

            3.4 Pro Forma Income Statement of NC Enterprises and consolidated subsidiaries after giving effect to, among other things, the transactions contemplated herein (Confidential Treatment Requested - filed pursuant to Rule 104).

Item 7. Information as to Environmental Effects.

      None of the matters that are the subject of this Application or Declaration involve a "major federal action" nor do they "significantly affect the quality of the human environment" as those terms are used in section 102(2)(C) of the National Environmental Policy Act. The transaction that is the subject of this Application or Declaration will not result in changes in the operation of the Applicants that will have an impact on the environment. The Applicants are not aware of any federal agency that has prepared or is preparing an environmental impact statement with respect to the transactions that are the subject of this Application or Declaration.

                                  SIGNATURE

      Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Amendment No. 1 to the Application or Declaration previously filed herein to be signed on their behalf by the undersigned thereunto duly authorized.



                                    NEW CENTURY ENERGIES, INC.
                                    PUBLIC SERVICE COMPANY OF
                                          COLORADO
                                    NC ENTERPRISES, INC.



                              By:  /s/ Richard C. Kelly
                                   --------------------------------
                                    Name: Richard C. Kelly
                                    Title:Executive Vice President,
                                          Chief Financial Officer of
                                          New Century Energies, Inc.;
                                          Executive Vice President of
                                          Public Service Company of
                                          Colorado;
                                          Executive Vice President of
                                          NC Enterprises

Date: July 9, 1998

                                                                     Exhibit A












                             OPERATING AGREEMENT
                                      OF
                             WYCO DEVELOPMENT LLC
==============================================================================




                         Effective ____________, 1998

Table of Contents

I.   EXPLANATORY STATEMENT...................................................1

II.  DEFINITIONS.............................................................1
      A. Act.................................................................1
      B.  Agreement..........................................................1
      C. Articles of Organization............................................1
      D. Capital Account.....................................................1
      E. Capital Contribution................................................1
      F. Code................................................................1
      G. Company.............................................................2
      H. Effective Date......................................................2
      I. Member..............................................................2
      J. Membership Interest.................................................2
      K. Membership Rights...................................................2
      L. Percentage..........................................................2
      M. Person..............................................................2
      N. Profits and Losses..................................................2

III.    FORMATION OF COMPANY.................................................2
      A. Organization........................................................2
      B. Name of the Company.................................................2
      C. Term................................................................2
      D. Principal Office....................................................3
      E. Registered Agent....................................................3
      F. Members.............................................................3

IV.     PERMITTED BUSINESSES OF COMPANY......................................3
      A. Initial Purposes....................................................3
      B. Other Permitted Activities..........................................3

V.   CAPITAL CONTRIBUTIONS...................................................4
      A. Capital Contributions...............................................4
      B. Capital Account.....................................................4
      C. Withdrawal or Reduction of Member's Contributions to Capital........5

VI.     ALLOCATIONS, DISTRIBUTIONS, TAX ELECTIONS, AND REPORTS...............6
      A. Distributions of Cash Flow..........................................6
      B. Allocation of Profits and Losses....................................6
      C. Partnership Tax Treatment...........................................6
      D. Loans to Company....................................................7
      E. Records, Audits and Reports.........................................7

VII.    MANAGEMENT RIGHTS, POWERS, AND DUTIES................................7
      A. Management..........................................................7
      B. Management Committee Meetings.......................................7
      C. Bank Accounts.......................................................8
      D. Limitation of Liability.............................................8
      E.  Company Debt Liability.............................................8

VIII.   TRANSFER OF INTERESTS................................................9

IX.     DISSOLUTION, LIQUIDATION, AND TERMINATION OF THE COMPANY.............9
      A. Events of Dissolution...............................................9
      B. Procedure for Winding Up............................................9
      C. Filing of Statement of Intent to Dissolve and Articles of Dissolution10

X.   GENERAL PROVISIONS.....................................................10
      A.  Assurances........................................................10
      B. Notifications......................................................10
      C. Specific Performance...............................................10
      D. Complete Agreement.................................................10
      E. Applicable Law.....................................................11
      F. Section Titles.....................................................11
      G. Binding Provisions.................................................11
      H. Jurisdiction and Venue.............................................11
      I. Terms..............................................................11
      J. Separability of Provisions.........................................11
      K. Counterparts.......................................................11

Exhibit A...................................................................13
   List of Members, Capital and Percentages.................................13

                                   OPERATING AGREEMENT OF WYCO DEVELOPMENT LLC



   THIS OPERATING AGREEMENT is made as of this ____ day of ______________ 1998, between and among the Members of WYCO DEVELOPMENT LLC, a Colorado Limited Liability Company, who have signed this Operating Agreement agreeing to be obligated and bound by its terms.


                           I. EXPLANATORY STATEMENT

   A. The members have created the limited liability company governed by the terms of this agreement to be owned 50% by NC Enterprises, Inc. ("NCE") and 50% by CIG Gas Supply Company ("CIGGS").

   B. The limited liability company is initially formed to acquire, own and lease gas transmission facilities.

   C. This operating agreement governs the relationships between Members of the Company and between the Company and the Members.


                               II. DEFINITIONS

   A. Act. The Colorado Limited Liability Company Act (Article 80 of Title 7, Colorado Revised Statutes), as amended from time to time.

   B.  Agreement.  This Operating Agreement.

   C. Articles of Organization. The documents filed with the Secretary of State of the State of Colorado to create WYCO Development LLC on December 16, 1997.

   D. Capital Account. The account maintained by the Company for each Member.

   E. Capital Contribution. The total amount of cash and the fair market value of any other assets contributed (or deemed contributed under the Code) to the Company by a Member, net of liabilities secured by such contributed property that the Company is considered to assume or take subject to under the Code.

  F. Code. The Internal Revenue Code of 1986 or corresponding provisions of subsequent superseding revenue laws and related rules and regulations, or any similar tax law of any state or jurisdiction.

                                   OPERATING AGREEMENT OF WYCO DEVELOPMENT LLC



   G. Company. WYCO Development LLC, a Colorado Limited Liability Company.

   H. Effective Date. The effective date of this Operating Agreement is ________ , 1998.

   I. Member. Each of the persons signing this Agreement, and any other Persons who may subsequently be designated as a Member of this Company.

   J. Membership Interest. A Member's share of the Profits and Losses of, and the right to receive distributions from, the Company.

   K. Membership Rights The rights of a Member, which are comprised of a Membership Interest, and the right to participate in the management of the Company.

   L. Percentage. As to a Member, the percentage set forth after the Member's name on Exhibit A, as amended from time to time.

   M. Person.  An  individual,   partnership,   corporation,  limited  liability
      company, unincorporated association, trust, estate, or other entity.

   N. Profits and Losses. The Company's taxable income or loss determined in accordance with the Code.


                          III. FORMATION OF COMPANY

   A. Organization. The parties hereby organize a limited liability company pursuant to the Act and the provisions of this Operating Agreement and, for that purpose, have caused Articles of Organization to be prepared, executed and filed for recording with the Secretary of State of the State of Colorado on December 16, 1997. For purposes of the Code and the regulations promulgated thereunder, the Company shall be deemed to be a partnership. The Company shall take all actions as may be required to qualify for, receive and maintain such treatment as a Colorado Limited Liability Company and tax treatment as a partnership.

   B. Name of the  Company.  The name of the Company  shall be WYCO  Development
      LLC.

   C. Term. The term of this Operating Agreement shall begin on the Effective Date and shall continue until terminated as provided herein.

                                   OPERATING AGREEMENT OF WYCO DEVELOPMENT LLC



   D. Principal Office. The principal office of the Company in the State of Colorado shall be located at ______________________________ or at any other place within the State of Colorado upon which the Members agree.

   E. Registered Agent. The name and address of the Company's registered agent in the State of Colorado shall be The Corporation Company, 1675 Broadway, Denver, Colorado 80202.

   F. Members. The name, present mailing address, taxpayer identification number and Percentage of each Member are set forth on Exhibit A.


                     IV. PERMITTED BUSINESSES OF COMPANY

   A. Initial Purposes. The Company is formed initially to acquire, own and lease gas transmission facilities. The initial facilities shall consist of approximately 53 miles of 24 inch pipeline from Rockport, Colorado to an interconnection with the existing facilities of PSCo at the Fort St. Vrain generating station, and all related rights-of-way, easements, licenses and permits (collectively the "Front Range Pipeline"). The Company shall lease the Front Range Pipeline to Public Service Company of Colorado under the terms of the Lease Agreement attached hereto as Exhibit B. The Company shall simultaneously pursue the construction, installation, ownership and leasing of a certain portion of facilities to expand the capacity of Wyoming Interstate Company, Ltd. ("WIC") by extending its capacity to Powder River and expanding that portion of its existing capacity from Laramie to Cheyenne, Wyoming. The Company shall lease these facilities to WIC under the terms of a lease agreement in substantially the same form as the Lease Agreement attached hereto as Exhibit C. The facilities shall be constructed at the request of WIC in two phases. Phase I shall consist of the installation of approximately 7380 horsepower of compression at or near Laramie and Cheyenne, Wyoming. The Company shall have a 100% interest in the facilities associated with Phase I. At the request of WIC, based on market conditions, the Company shall pursue Phase II of the Powder River expansion. Phase II shall consist of the installation of an additional 4680 horsepower of compression at Laramie and the installation of approximately 100 miles of 16-inch looping of CIG's existing Powder River Lateral terminating at the Laramie Compressor Station. The Company shall have an interest in the facilities associated with Phase II that puts the Company's total investment in Phase I and Phase II of the WIC expansion equal to the Company's total investment in the Front Range Pipeline.

   B. Other Permitted Activities. The Company shall also accomplish any other lawful business whatsoever which shall at any time appear conducive to or expedient for the protection or benefit of the Company and its assets, and shall be permitted to exercise all other powers

                                   OPERATING AGREEMENT OF WYCO DEVELOPMENT LLC



      necessary to or reasonably connected with the Company's business which may be legally exercised by limited liability companies under the Act.


                           V. CAPITAL CONTRIBUTIONS

   A. Capital Contributions.

      1. Capital Contributions may be required from time to time, as determined by the Members to be reasonably necessary to cover the costs and investments of the Company.

      2. Capital Contributions shall be made within ten (10) days from the date the Members approve such Capital Contributions or at such later time or times as the Members determine.

      3. Should a Member fail to tender an approved Capital Contribution in a timely fashion, such Member shall not be entitled to any distributions from the Company until such Capital Contribution has been made. The Company shall be granted the right to apply any distributions allocated to the Member failing to contribute its share of capital to such Capital Contribution until paid in full.

   B. Capital Account.

      1. Amounts Credited. The Company shall maintain for each Member a separate
         Capital  Account  in  accordance  with  Treasury   Regulation   Section
         1.704-1(b)2(iv).

         (a) Such Member's Capital Account shall be credited with:

            (i) the amount of all Capital Contributions to the Company;

            (ii) its distributive share of all items of income and gain; and

            (iii) the amount of any Company liabilities assumed by such Member or which are secured by any property distributed to such Member.

         (b) Such Member's Capital Account shall be debited with:

            (i) its distributive share of distributions and the agreed value of property distributed to such Member by the Company (net of all liabilities assumed by the Member or to which the property is subject);

                                   OPERATING AGREEMENT OF WYCO DEVELOPMENT LLC



            (ii) its distributive share of all items of deduction and loss; and

            (iii) the amount of any liabilities of such Member assumed by the Company. In determining the amount of any liability for purposes of this provision, there shall be taken into account Code Section 752(c) or any other applicable provisions of the Code and Regulations.

      2. Variations From Federal Income Tax Method of Computation. For purposes of computing the amount of each item of income, gain, deduction or loss to be reflected in the Capital Accounts of the Members, the determination, recognition and classification of such items shall be the same as their determination, recognition and classification for federal income tax purposes, provided that the computation of all items of income, gain, loss and deduction shall be made without regard to any
         Section 754 election which may be made by the Company (except to the extent required by Treasury Regulation Section 1.704-1(b)2(iv)(m)).

      3. Consistency With Regulations. The foregoing provisions and any other provisions of this Agreement relating to maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations. In the event the Managers' Committee shall determine that it is prudent to modify the manner in which the Capital Accounts, or any debits or credits thereto (including, without limitation, debits or credits relating to liabilities which are secured by distributed property or which are assumed by the Company or the Members), are computed in order to comply with such Regulations, the Managers' Committee may make such modification, provided that it is not likely to have a material effect on the amounts distributable to any Member upon dissolution of the Company.
         The Managers' Committee also shall:

         (a) make any adjustments that are necessary or appropriate to maintain equality between the Capital Accounts of the Members and the amount of Company capital reflected on the Company's balance sheet, as computed for book purposes in accordance with Regulations Section 1.704-1(b)(2)(iv)(q); and

         (b) make any appropriate modifications in the event unanticipated events might otherwise cause this Agreement not to comply with Regulations Section 1.704-1(b).

   C. Withdrawal or Reduction of Member's Contributions to Capital. A Member shall not receive out of the Company's property any part of its Capital Contributions until all liabilities of the Company, except liabilities to Members arising out of their Capital Contributions, have been paid or there remains property of the Company sufficient to pay them. No interest

                                   OPERATING AGREEMENT OF WYCO DEVELOPMENT LLC



      shall be paid on any Capital Contributions, nor shall a Member have any right to receive any item other than cash in return for a Capital Contribution.


          VI. ALLOCATIONS, DISTRIBUTIONS, TAX ELECTIONS, AND REPORTS

   A. Distributions of Cash Flow. It is the intent of the Members that all available cash (except such amounts as are determined by the Management Committee to be necessary for working capital) shall be distributed to the Members in accordance with the percentage interests listed in Exhibit A. Distributions shall be made at such times and in such amounts as is determined by the Management Committee.

   B. Allocation of Profits and Losses. After giving effect to any special allocations, Profits and Losses shall be allocated to the Members in accordance with the percentage interests listed in Exhibit A. Profits and Losses will be calculated by making the following adjustments:

      1. All items of income, gain, loss, deduction, or credit required to be stated separately pursuant to Code Section 703(a)(1) shall be included in computing taxable income or loss.

      2. Any tax-exempt income of the Company, not otherwise taken into account in computing Profit or Loss, shall be included in computing taxable income or loss.

      3. Any expenditures of the Company described in Code Section 705(a)(2)(B) (or treated as such pursuant to Regulation Section 1.704-1(b)(2)(iv)(i)) and not otherwise taken into account in computing Profit or Loss, shall be subtracted from taxable income or loss.

      4. Gain or loss resulting from any taxable disposition of Company property shall be computed by reference to the adjusted book value of the property disposed of, notwithstanding the fact that the adjusted book value differs from the adjusted basis of the property for federal income tax purposes.

      5. Notwithstanding any other provision of this definition, any items which are specially allocated under the terms of this Agreement hereof shall not be taken into account in computing Profit or Loss.

   C. Partnership Tax Treatment. The Members elect to have the Company be treated as a partnership for tax purposes under the Check-the-Box regulations of the Code.

                                   OPERATING AGREEMENT OF WYCO DEVELOPMENT LLC



   D. Loans to Company. Nothing in this Agreement shall prevent any Member from making secured or unsecured loans to the Company by agreement with the Company.

   E. Records, Audits and Reports. The Company shall maintain and preserve all accounts, books, and other relevant Company documents. Each Member is entitled to review any records of the Company, and to audit the Company's records at such Member's expense. At a minimum the Company shall keep at its principal place of business the following records:

      1. A current list of the full name and last known business, residence, or mailing address of each Member, both past and present;

      2. A copy of the Articles of Organization of the Company and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

      3. Copies of the Company's federal, state, and local income tax returns and reports, if any, for the four (4) most recent years;

      4. Copies of the Company's currently effective written Operating Agreement, copies of any writings permitted or required with respect to a Member's obligation to contribute cash, property or services, and copies of any financial statements of the Company for the three (3) most recent years;

      5. Minutes of every annual, special, and court-ordered meeting; and,

      6. Any written consents obtained from Members for actions taken by Members without a meeting.


                  VII. MANAGEMENT RIGHTS, POWERS, AND DUTIES

   A. Management. Management of the Company shall be reserved to the Members, who shall act through a Management Committee. The Management Committee shall be made up of one (1) representative and one (1) alternate representative of each of the Members. Each Member may replace its representatives at any time and shall promptly notify the other Member in writing of such replacement.

   B. Management Committee Meetings. The Management Committee shall meet from time to time as determined by the representatives of the Members but no less than annually. Written notice stating the place, day and hour of meetings and the purpose or purposes for which the

                                   OPERATING AGREEMENT OF WYCO DEVELOPMENT LLC



      meetings are called shall be delivered not less than ten (10) days nor more than fifty (50) days before the date of the meeting. Any Member may call a special meeting on no less than ten (10) days written notice stating the date, place, hour and purpose of such meeting. Attendance at a special meeting shall constitute a waiver of notice of said meeting. In the event of an emergency, the time period for a meeting may be shortened provided telephonic notice is provided to all Management Committee members in advance of the meeting. The Committee may meet telephonically or may act by written consent, executed by all Committee members.

      1. Quorum/Unanimous Vote. At all meetings of the Management Committee, two
         (2) members shall constitute a quorum for the transaction of business. Each Management Committee member shall have one vote. In the event a Member's representative cannot attend a meeting of the Management Committee, that Member shall be represented by the Member's alternate representative. Decisions of the Management Committee shall be made by the unanimous vote of the representatives of the Members, subject to those decisions which are mandated by the provisions of this Operating Agreement.

      2. Reporting/Budgeting/Financing. The Management Committee shall keep a record of its actions. It shall be responsible for review of monthly, quarterly and annual financial reporting and for reporting to the Members. On or before October 31st of each year, it shall approve an annual budget and an operating plan for the next Fiscal Year. The Management Committee shall determine all financing plans and long-term obligations to be incurred. The Management Committee shall also be responsible for approval of all tax returns required to be filed by the Company.

      3. Compensation. The Management Committee shall serve without compensation from the Company.

   C. Bank Accounts. The Management Committee may from time to time open bank accounts in the name of the Company, and the the Management Committee shall determine the individuals that shall be signatories thereon.

   D. Limitation of Liability. Each Member's liability shall be limited as set forth in the Colorado Act and other applicable law.

   E. Company Debt Liability. Except as otherwise provided herein, a Member shall not personally be liable for any debts or losses of the Company beyond its respective Capital Contributions, except as otherwise required by law.

                                   OPERATING AGREEMENT OF WYCO DEVELOPMENT LLC



                         VIII. TRANSFER OF INTERESTS

   Other than transfers to creditworthy affiliates, which may be made at any time, no Member may sell, transfer or otherwise dispose of all or any part of its Percentage Interest without the prior written consent of the other Member, which consent may be withheld or denied in the sole discretion of each such Member. The restrictions on transfer contained in this Article IX are intended to comply (and shall be interpreted consistently) with the restrictions on transfer set forth in Colo. Stat. ss. 7-80-702.


         IX. DISSOLUTION, LIQUIDATION, AND TERMINATION OF THE COMPANY

   A. Events of Dissolution. The Company shall be dissolved upon the happening of any of the following events:

      1. upon the unanimous written agreement of the Members; or,

      2. upon an election by CIGGS to terminate the Company following a breach by Public Service Company of Colorado of its obligations under the paragraph 6 of the NCE-CIG Alliance Letter Agreement relating to the renewal of gas transportation service agreements with Colorado Interstate Gas Company; or

      3. upon an election by NCE to terminate the Company following any action by Colorado Interstate Gas Company at the Colorado Public Utilities Commission in opposition to the continued integration of the high pressure gas pipeline facilities of Public Service Company of Colorado with the low pressure distribution facilities; or

      4. upon the bankruptcy or dissolution of a Member or the occurrence of any other event which terminates the continued membership of a Member in the Company.

   B. Procedure for Winding Up. If the Company is dissolved, the assets and the liabilities of the Company shall be distributed to the Members in proportion to their respective Capital Accounts. Such distribution shall involve the transfer of all of the Company's interests in the Front Range Pipeline to NCE, or such affiliate thereof as is so designated by NCE, and the transfer of all of the Company's interest in the Powder River Lateral Expansion Facilities to CIGGS, or such affiliate thereof as is so designated by CIGGS. The distribution of any remaining assets and liabiities shall be made in a manner that causes the total distribution to be in proportion to the Members' Captial Accounts.

                                   OPERATING AGREEMENT OF WYCO DEVELOPMENT LLC



   C. Filing of Statement of Intent to Dissolve and Articles of Dissolution. If the Company is dissolved, the Members shall promptly execute and file a Statement of Intent to Dissolve as prescribed by the Act. After the affairs of the Company are wound up, the Members shall promptly execute and file Articles of Dissolution as prescribed by the Act. If there are no remaining Members, the Articles shall be filed by the last Person to be a Member; if there are no remaining Members, or a Person who last was a Member, the Articles shall be filed by the legal or personal representatives of the Person who last was a Member.


                            X. GENERAL PROVISIONS

   A. Assurances. Each Member shall execute all such certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Members deem appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

   B. Notifications. Any notice, demand, consent, election, offer, approval, request, or other communication required or permitted under this Agreement must be in writing and either delivered personally or sent by certified or registered mail, postage prepaid, return receipt requested, and must be addressed to a Member at the Member's last known address on the records of the Company. A notice to the Company must be addressed to the Company's principal office. A notice delivered personally will be deemed given only when acknowledged in writing by the person to whom it is delivered. A notice that is sent by mail will be deemed given three (3) business days after it is mailed. Any party may designate, by notice to all of the others, substitute addresses or addressees for notices; and, thereafter, notices are to be directed to those substitute addresses or addressees.

   C. Specific Performance. The parties recognize that irreparable injury will result from a breach of any provision of this Agreement and that money damages will be inadequate to fully remedy the injury. Accordingly, in the event of a breach or threatened breach of one or more of the provisions of this Agreement, any party who may be injured (in addition to any other remedies which may be available to that party) shall be entitled to one or more preliminary or permanent orders (i) restraining and enjoining any act which would constitute a breach or (ii) compelling the performance of any obligation which, if not performed, would constitute a breach.

   D. Complete Agreement. This Agreement constitutes the complete and exclusive statement of the agreement among the Members relating to the formation and operation of the Company. It supersedes all prior written and oral statements, agreements or

                                   OPERATING AGREEMENT OF WYCO DEVELOPMENT LLC



      understandings including any prior representation, statement, condition, or warranty relating to the formation and operation of the Company. Except as expressly provided otherwise herein, this Agreement may not be amended without the written consent of all of the Members.

   E. Applicable Law. All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law relating to conflicts of laws, of the state in which the Company is organized.

   F. Section Titles.The headings herein are inserted as a matter of convenience only, and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

   G. Binding Provisions. This Agreement is binding upon, and inures to the benefit of, the parties hereto and their respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

   H. Jurisdiction and Venue. Any suit involving any dispute or matter arising under this Agreement may only be brought in the United States District Court for the District of Colorado or any Colorado State Court having jurisdiction over the subject matter of the dispute or matter. All Members hereby consent to the exercise of personal jurisdiction by any such court with respect to any such proceeding.

   I. Terms.Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular, and plural, as the identity of the Person may in the context require.

   J. Separability of Provisions. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

   K. Counterparts. This Agreement may be executed simultaneously in two or more counterparts each of which shall be deemed an original, and all of which, when taken together, constitute one and the same document. The signature of any party to any counterpart shall be deemed a signature to, and may be appended to, any other counterpart.

                                   OPERATING AGREEMENT OF WYCO DEVELOPMENT LLC



                                  CERTIFICATE

   The undersigned hereby agree, acknowledge and certify that the foregoing Operating Agreement, consisting of 12 pages, excluding the Table of Contents and Exhibits, constitutes the Operating Agreement of WYCO DEVELOPMENT LLC, adopted by the Members of the Company as of ---------------.

               MEMBERS:

                  NC ENTERPRISES, INC.



                  By:


                  CIG GAS SUPPLY COMPANY



                  By:

                             WYCO Development LLC
                              Operating Agreement

                                   Exhibit A
                   List of Members, Capital and Percentages

Name, Address                 Initial
and Taxpayer                  Cash Capital
I.D. Number                   Contribution                     Percentages
------------------------------------------------------------------------------


NC ENTERPRISES, INC.          $ __________________                50%

T.I.N.:  ___________________



CIG GAS SUPPLY COMPANY
                              $____________________               50%

T.I.N..:  ___________________

                                                                    Exhibit B-1A

                                LEASE AGREEMENT



                                    Between



                              WYCO DEVELOPMENT LLC



                                      and



                       PUBLIC SERVICE COMPANY OF COLORADO



                             Dated:          , 1998

                                     INDEX
                                    Page -i-

                                                                        Page No.

ARTICLE I - FRONT RANGE PIPELINE LEASE.........................................1

ARTICLE II - TERM..............................................................1

ARTICLE III - TERMINATION......................................................2

ARTICLE IV - OPERATION AND MAINTENANCE OF FRONT RANGE PIPELINE

      4.1   Operation and Maintenance By PSCo..................................2
      4.2   Compliance With Codes And Regulations..............................2
      4.3   Environmental Policy...............................................2
      4.4   Right Of Ingress And Egress By WYCO................................3

ARTICLE V - ACCOUNTING.........................................................3

ARTICLE VI - RENT

      6.1 Rent Computation.....................................................3
      6.2 Calculation of Rent for Partial Periods..............................5
      6.3 Payment Date.........................................................5
      6.4 Regulatory Changes Affecting Rent....................................5

ARTICLE VII - WYCO'S PROPERTY OBLIGATION.......................................5

ARTICLE VIII - WYCO'S COVENANTS................................................6

ARTICLE IX - AD VALOREM TAXES AND OPERATIONS

      9.1   Filing of Returns And Payment of Taxes As Additional Rent..........6
      9.2   Proration Of Taxes At Termination..................................6
      9.3   Proof Of Payment...................................................6
      9.4   Protest Of Taxes By PSCo...........................................6
      9.5   Installment Tax Payments...........................................6

                                     INDEX
                                   Page -ii-

                                                                        Page No.

      9.6   Cooperation Regarding Tax Protests.................................7
      9.7   Deduction By WYCO..................................................7

ARTICLE X - INSURANCE

      10.1 Required Insurance Coverage.........................................7
      10.2 Copies Of Insurance Policies........................................8

ARTICLE XI - INDEMNIFICATION...................................................8

ARTICLE XII - DEFAULT

      12.1 Default Defined.....................................................8
      12.2 Remedies............................................................9

ARTICLE XIII - FORCE MAJEURE

      13.1   Force Majeure Defined.............................................9
      13.2   Effect Of Force Majeure..........................................10
      13.3   Limitations......................................................10

ARTICLE XIV - MISCELLANEOUS

      14.1  Assignment........................................................10
      14.2  Notices...........................................................10
      14.3  Additional Documents..............................................11
      14.4  Applicable Law....................................................11
      14.5  Regulation........................................................11
      14.6  Amendments and Modifications......................................11
      14.7  Severability......................................................11
      14.8 Non-Applicability of Public Utilities Holding Company Act..........11
      14.9 Section Headings...................................................11
      14.10 Counterparts Execution............................................11

EXHIBIT A - Description of Property
EXHIBIT B - Estimated Rent Computation
EXHIBIT C - Actual True-Up Rent Computation

                                LEASE AGREEMENT
      THIS LEASE AGREEMENT ("Lease Agreement"), is made and entered into as of the ___ day of ___________, 1998, by and between WYCO DEVELOPMENT LLC, a Colorado limited liability company ("WYCO"), and PUBLIC SERVICE COMPANY OF COLORADO, a Colorado corporation ("PSCo").

                               W I T N E S S E T H
      WHEREAS, WYCO has acquired approximately 53 miles of 24 inch pipeline commencing at Rockport, Colorado, where it interconnects with various interstate pipelines, and extending to an interconnection with the existing facilities of PSCo at its Fort St. Vrain generating station, which pipeline shall hereinafter be referred to as the Front Range Pipeline;

      WHEREAS, WYCO desires to lease the Front Range Pipeline to PSCo; and

      WHEREAS, PSCo desires to lease the Front Range Pipeline from WYCO;

      NOW THEREFORE, in consideration of the mutual promises and covenants set forth herein, the parties hereto agree as follows:


                     ARTICLE I - FRONT RANGE PIPELINE LEASE

      WYCO hereby leases to PSCo and PSCo hereby leases from WYCO approximately 53 miles of 24 inch pipeline commencing at Rockport, Colorado and extending to an interconnection with the existing facilities of PSCo at the Fort St. Vrain generating station, and all related rights-of-way, easements, licenses and permits (collectively the "Front Range Pipeline"). The Front Range Pipeline is designed and constructed to have a throughput capacity of 269 MDth/day.


                               ARTICLE II - TERM

      The term of this Lease Agreement ("Initial Lease Term") shall be for a period of thirty (30) years beginning on the in-service date of the Front Range Pipeline, unless this Lease Agreement shall be earlier terminated as provided herein.

                           ARTICLE III - TERMINATION

      At the expiration of the Initial Lease Term the Front Range Pipeline shall be sold by WYCO and purchased by PSCo at the net book value of the Front Range Pipeline. Upon early termination of the Lease pursuant to Article XIII, possession, operation and control of the Front Range Pipeline shall be returned to WYCO for disposition as provided in the WYCO Development LLC Operating Agreement.


         ARTICLE IV - OPERATION AND MAINTENANCE OF FRONT RANGE PIPELINE

      4.1 Operation And Maintenance By PSCo. PSCo shall have complete operational control over the Front Range Pipeline and shall preserve and maintain, at its own expense, the Front Range Pipeline in accordance with accepted industry standards and in a state of good working order, ordinary wear and tear excepted, consistent with and not less than PSCo's preservation and maintenance of its own gas pipeline facilities. PSCo shall also be responsible for all administrative activities and expenses related to the operation and maintenance of the Front Range Pipeline other than those responsibilities of WYCO as described in this Agreement.

      4.2 Compliance With Codes And Regulations. During the Lease Term, PSCo shall be solely responsible for complying with all applicable laws, codes and regulations promulgated by any regulatory authority having jurisdiction over the Front Range Pipeline. PSCo shall further be required to receive and respond to all inquiries by any regulatory authorities.

      4.3 Environmental Policy. PSCo shall comply with its Environmental Compliance Policy in the operation and maintenance of the Front Range Pipeline. PSCo's Environmental Compliance Program shall be maintained and shall include:

            (a) An Environmental Compliance Policy which shall be distributed to all employees involved or maintenance of the Front Range Pipeline.

            (b) An Environmental Compliance Video which shall be shown to all employees involved in the operation of the Front Range Pipeline.

            (c) Implementation of the policies and procedures in PSCo's Environmental Compliance Manual.

            (d) Environmental Compliance Training of all of the employees involved in the operation of the Front Range Pipeline.

            (e) An Environmental Auditing Program to audit for environmental compliance and to correct any problems discovered during the audits as necessary to maintain environmental compliance.

            (f) An Environmental Crisis Management Team to deal with any environmental violations that arise on a priority response basis.

            (g) A Personal Accountability Program which documents PSCo's response to any failure to comply with the Environmental Compliance Program, including employee discipline.

            (h) An environmental HOTLINE which allows PSCo's employees to anonymously report environmental concerns.

            (i) The appointment by PSCo of Responsible Corporate Officers for environmental compliance. The Responsible Corporate Officers shall implement and comply with the Environmental Compliance Program in the operation of the Front Range Pipeline. PSCo shall provide an annual update of Environmental Compliance to WYCO.

      4.4 Right Of Ingress And Egress By WYCO. WYCO shall have a right of ingress and egress to the Front Range Pipeline upon giving PSCo's designated representative twenty-four (24) hours prior notice at reasonable hours and for reasonable periods for the purpose of inspecting the Front Range Pipeline, provided that WYCO shall not interfere with or impair PSCo's operation of the Front Range Pipeline.


                            ARTICLE V  -  ACCOUNTING

      WYCO shall maintain adequate records regarding the costs of the facilities owned by it constituting the Front Range Pipeline and shall keep the accounts relating thereto in accordance with generally accepted accounting principles. PSCo shall have the opportunity, upon at least 15 days prior written notification, to examine such records and accounts and to make excerpts therefrom.


                               ARTICLE VI  -  RENT

      6.1 Rent Computation. PSCo, with WYCO's approval, will compute the rent payable by PSCo for the Front Range Pipeline. WYCO will provide detail to PSCo as needed to compute the estimated rent by December 1 prior to the calendar year for which the detail is being provided. PSCo will provide WYCO with all details necessary to support the rent computation.

          (a) Estimated Rent Computation. Rent will be computed for the appropriate calendar year or other period based on best data available to PSCo and WYCO. If any components of the Actual True-Up Rent Computation , as described below, are not known or final, at the time the computation is made, the latest data available or in effect will be used for the computation of the estimated rent. The estimated rent computation will be based on the formula described in Exhibit B attached hereto and incorporated by reference ("Estimated Rent Computation").

          (b) Actual True-Up Rent Computation. On or before March 31 of each calendar year or ninety (90) days after the end of any other rental period not ending at calendar year end, the rent computation will be recomputed for the prior calendar year based on actual data, and final factors for the prior calendar year as available. WYCO shall provide to PSCo by March 1 of each calendar year or ninety (90) days after the end of any partial period the data which WYCO has accounted for which is necessary to make this computation. WYCO shall credit PSCo's next rent payment for any excess payments plus interest at the FERC prescribed interest rate (18 CFR 154.501(d)) from the date of each excess payment previously made by PSCo or refunded in cash if the Lease Term has expired. PSCo shall pay WYCO any underpayment within 15 days after calculating the Actual True-Up Rent Computations plus interest at the FERC prescribed interest rate. The Actual True-Up Rent Computation will be computed based on the formula described in Exhibit C attached hereto and incorporated by reference ("Actual True-Up Rent Computation"). In the event final rent components are not available for any reason, the components used to make the Estimated Rent Computation will be used, with final adjustments being made within 30 days of final components being determined.

          (c) Rent Components. The rent computation for the Estimated Rent Computation and the Actual True-Up Computation will include the following components: (1) depreciation expense, (2) rate of return on rate base, and (3) income tax factors as authorized by the Colorado Public Utilities Commission for recovery by PSCo in its rates.

      6.2   Calculation of Rent for Partial Periods.

            (a) For the period commencing on the in-service date of the Front Range Pipeline through December 31 of the calendar year in which the in-service date occurs, rent will be computed based on the Estimated Rent Computation, and as revised by the Actual True-Up Rent Computation, on an annual basis and prorated based on the number of days from the in-service date through December 31 of that year.

            (b) For any other rental period of less than twelve months, rent will be computed based on the Estimated Rent Computation. and as revised by the Actual True-Up Rent Computation on an annual basis and prorated for the number of days facilities are leased by PSCo.

            (c) Beginning on January 1st of the calendar year following the in-service date, rent will be computed on a calendar year basis based on the Estimated Rent Computation and as revised by the Actual True-Up Rent Computation.

      6.3 Payment Date. The Rent payment will be due on or before the tenth day of the month following the calendar month to which such payment is applicable. Rent shall be calculated on a calendar year basis but shall be payable to WYCO in monthly installments based on the number of months or portions of months in the calendar year.

      6.4 Regulatory Changes Affecting Rent. The calculation of the Rent payable hereunder shall be based on rate-making principles approved by the Colorado Public Utilities Commission in establishing PSCo's jurisdictional rates. If during the term hereof the Colorado Public Utilities Commission adjusts the rate of return, depreciation, capital structure and/or income tax factors used in setting PSCo's rates, adjustment shall be made in the rent calculation in
Section 7.1, effective as of the first day of the month following the month in which such adjustments become effective.


                    ARTICLE VII - WYCO'S PROPERTY OBLIGATION

      WYCO shall preserve and maintain, throughout the term of this Lease, all its ownership rights in and to the Front Range Pipeline to ensure the continued use by PSCo of the Front Range Pipeline in the operation of its pipeline system.

                        ARTICLE VIII - WYCO'S COVENANTS

      WYCO hereby covenants that if PSCo shall perform all the obligations required to be performed by PSCo under this Lease Agreement, PSCo shall have and enjoy the quiet and peaceable possession and use of the Front Range Pipeline during the term of this Lease.


                         ARTICLE IX - AD VALOREM TAXES

      9.1 Filing Of Returns And Payment Of Taxes As Additional Rent. PSCo, on behalf of WYCO, shall timely file all Ad Valorem tax returns and render and pay (prior to delinquency) all Ad Valorem taxes presently and hereafter enacted which are lawful obligations of WYCO, unless instructed otherwise by WYCO and except as for the first and last calendar years of this Lease as described in
Section 10.2 below. Such tax payments shall be considered as additional rent.

      9.2 Proration Of Taxes At Termination. PSCo shall pay all of the Ad Valorem taxes levied on the Front Range Pipeline related to the first partial calendar year and PSCo shall pay a pro rata share (based on the number of days PSCo leased the Front Range Pipeline in the calendar year) of the Ad Valorem taxes levied on the Front Range Pipeline related to the last calendar year prior to the termination of this Lease.

      9.3 Proof Of Payment. PSCo shall timely furnish to WYCO, receipts of the appropriate taxing authority or other proof satisfactory to WYCO evidencing payment. PSCo shall timely furnish to WYCO a copy of all property tax assessments, returns and bills for the Front Range Pipeline.

      9.4 Protest Of Taxes By PSCo. If PSCo deems any tax relating to the Front Range Pipeline excessive or illegal, PSCo may defer payment thereof so long as the validity or the amount thereof is contested by PSCo with diligence and in good faith. If at any time payment of the contested tax shall become necessary to prevent the delivery of a tax deed conveying the Front Range Pipeline or any portion thereof because of nonpayment, PSCo shall pay the contested tax in sufficient time to prevent the delivery of any tax deed.

      9.5 Installment Tax Payments. If by law any Ad Valorem tax or special assessment with respect to the Front Range Pipeline is payable, or, at the option of the taxpayer, may be paid in installments, PSCo may, whether or not interest shall accrue on the unpaid balance thereof, pay the same and any accrued interest or any unpaid balance thereof in installments as each installment becomes due and payable, but in any event before any fine, penalty, interest or cost may be added thereto for nonpayment of any installment or interest.

      9.6 Cooperation Regarding Tax Protests. Any contest as to the validity or amount of any Ad Valorem tax or special assessment for Front Range Pipeline may be made by PSCo in the name of WYCO or PSCo, or both, as PSCo shall determine, and WYCO agrees that it will, at PSCo's expense, cooperate with PSCo in any such contest to such extent as PSCo may reasonably request. It is understood, however, that WYCO shall not be subject to any liability for the payment of any costs or expenses in connection with any proceeding brought by PSCo, and PSCo covenants to pay and to indemnify and save harmless WYCO from any such costs or expenses. PSCo shall be entitled to any refund of any Ad Valorem tax or special assessment and penalties or interest thereon which have been paid by PSCo to the taxing authority or to WYCO.

      9.7 Deduction By WYCO. WYCO shall be able to continue to deduct, for income tax purposes, all real estate taxes, personal property taxes and special assessments on an assessment date basis. PSCo agrees to provide WYCO with such additional information as WYCO may reasonably request to assist WYCO in maintaining WYCO's tax deduction for these taxes on an assessment date basis.


                             ARTICLE X - INSURANCE

      10.1 Required Insurance Coverage. To protect WYCO and PSCo against liability for damage, loss or expense arising in any way from damage to the Front Range Pipeline, or from injury or death of any person or persons, including employees of PSCo, arising as the result of, or in connection with or caused by PSCo's operation of the Front Range Pipeline, PSCo shall maintain during the Lease Term, at its own expense and with reliable insurance companies, or at PSCo's option self insurance with the following minimum insurance coverages:

      (a) Worker's Compensation Insurance in compliance with the statutes of the state of Colorado.

      (b)   Employer's  Liability  Insurance  to cover death of or injury to any
            employee  or  employees,   with  minimum   limits  of  $100,000  per
            occurrence.

      (c) Automobile Comprehensive Bodily Injury and Property Damage Liability Insurance including owned, hired, rented or nonowner automotive equipment with a combined single limit each occurrence of $500,000 for bodily injury and property damage.

      (d) General Comprehensive Bodily Injury and Property Damage Liability Insurance including Contractual Liability, Products and Completed Operations, Owners and Contractor's Protective, Pollution Liability, Broad Form Property Damage, Premises and Operations, and deletion of "X", "C" and "U" exclusions, if applicable. Limits shall be $500,000 combined single limit each occurrence for bodily injury and property damage.

      (e) Excess Umbrella Liability Insurance coverage in excess of the limits and terms of (b) through (d) above with a minimum combined single limit for Bodily Injury and Property Damage of at least $1,000,000 per occurrence.

      Insurance required in (c) through (e) above shall name WYCO as an additional insured without limitation.

      10.2 Copies Of Insurance Policies. PSCo shall upon request furnish WYCO with copies of all insurance policies evidencing the coverages required by
Section 11. 1 above. PSCo shall also upon request provide WYCO with proof of payment for insurance coverages required by Section 11.1 above.


                          ARTICLE XI - INDEMNIFICATION

      PSCo and WYCO each agree to protect, defend, indemnify and hold the other, and the other's officers, directors, shareholders, agents, servants, representatives, and employees free and harmless from and against any and all claims, liabilities, demands and causes of action of every kind and character (including the amounts of judgments, penalties, interest, court costs and legal fees incurred by the indemnified party in defense of same) on account of personal injuries, death or damage or loss of whatsoever nature sustained or allegedly sustained by a person or property arising from any defect, error, omission, negligence or other failure of the indemnifying party, its agents, servants, representatives and employees arising or resulting out of this Lease Agreement, including claims resulting out of PSCo's operation of the Front Range Pipeline. WYCO or PSCo, however, shall have the right, at their option, to participate at their own expense in the defense of such suit without relieving PSCo or WYCO of any obligation hereunder.


                             ARTICLE XII - DEFAULT

      12.1 Default Defined. Any one or more of the following events shall constitute a Default under this Lease Agreement:

      (a) PSCo's failure to pay any Rent or, other monetary obligations owed under this Lease when the same is due, unless such failure is cured within thirty (30) days after WYCO gives notice thereof to PSCo; or

      (b) PSCo's failure to perform or observe any covenant of this Lease Agreement (other than a default involving the payment of money), unless the default is cured within ninety (90) days after WYCO gives notice thereof to PSCo.

      12.2 Remedies. Upon the occurrence and continuance of a Default by PSCo, WYCO may do one or more of the following:

      (a) Perform, on behalf of and at the expense of PSCo, any covenant or obligation of PSCo under this Lease Agreement that PSCo has failed to perform and of which WYCO has given PSCo notice, the cost of which performance by WYCO shall be deemed additional rent payable by PSCo to WYCO hereunder;

      (b) Terminate this Lease Agreement and the tenancy created hereby and take possession of the Front Range Pipeline from PSCo; and/or

      (c) Exercise any other legal or equitable right or remedy which it may have.


                          ARTICLE XIII - FORCE MAJEURE

      13.1 Force Majeure Defined. As used herein, Force Majeure shall mean acts of God, strikes, lockouts, or other industrial disturbances; acts of a public enemy, wars, blockades, insurrections, riots, epidemics, landslides, lightning, earthquakes, fires, storms, crevasses, floods, washouts, arrests and restraints of the government, either federal or state, civil or military, civil disturbances; shutdowns for purposes of necessary testing, repairs, alterations, installation, relocation, or construction of equipment or facilities, accidents and breakdowns, inability of either party hereto to obtain necessary material, equipment, supplies, or permits or labor to perform or comply with any obligation or condition of this Agreement, and other causes, whether of the kind herein enumerated or otherwise, which are not reasonably in the control of the party claiming suspension. It is understood and agreed that the settlement of strikes or lockouts shall be entirely within the discretion of the party having the difficulty and that the above requirements that any Force Majeure shall be remedied with all reasonable dispatch shall not require the settlement of strikes or lockouts by acceding to the demands of an opposing party when such course is inadvisable in the discretion of the party having the difficulty. It is further understood and agreed that risks of regulatory disallowance or other economic penalties shall not constitute events of Force Majeure.

      13.2 Effect of Force Majeure. If by reason of Force Majeure either party is rendered unable, wholly or in part, to carry out its obligation under this Agreement and if such party gives notice and reasonably full particulars of such Force Majeure in writing to the other within a reasonable time after the occurrence of the cause relied on, the party giving such notice, so far as and to the extent that such party is affected by such Force Majeure, shall not be liable in damages during the continuance of any inability so caused; provided such cause shall be remedied with all reasonable dispatch.

      13.3 Limitations. Any Force Majeure affecting the performance hereunder by either party, however, shall not relieve such party of liability in the event of concurring negligence or in the event of failure to use due diligence to remedy the situation and to remove the cause in an adequate manner and with all reasonable dispatch, nor shall such causes or contingencies affecting such performance relieve either party from its obligations to make payments as determined. hereunder.


                          ARTICLE XIV - MISCELLANEOUS

      14.1 Assignment. Neither party hereto shall assign this Lease Agreement or any of its rights or obligations hereunder without the written consent of the other party, except that the Lease Agreement may be assigned to any entity acquiring title to the Front Range Pipeline and to any entity succeeding to PSCo's operation of the local gas distribution company serving the Denver area market.

      14.2 Notices. Any notice, request, demand or statement required or permitted to be given under this Lease Agreement must be in writing and addressed as follows:

      If to WYCO:       WYCO Development  LLC

                        ----------------
                        ----------------
                        Attention: ________________

      If to PSCo:       Public Service Company of Colorado
                        1225 17th Street, Suite 900
                        Denver, Colorado 80202
                        Attention: Director, Gas Planning, Marketing & Supply
                        Copy to: General Counsel

Either party may from time to time designate any other address by formal written notice to the other party.

      14.3 Additional Documents. Upon reasonable request, both parties hereto shall execute and deliver, or cause to be executed and delivered any additional documents required to effectuate the purposes of this Lease Agreement.

      14.4 Applicable Law. This Lease Agreement will be governed by, and construed in accordance with, the laws of the State of Colorado.

      14.5 Regulation. This Lease Agreement and the respective obligations of the parties hereto are subject to the present and future valid laws, orders, rules and regulations of duly constituted authorities having jurisdiction.

      14.6 Amendments and Modifications. This Lease Agreement may not be amended or modified except by a writing signed by WYCO and PSCo.

      14.7 Severability. Any provision of this Lease Agreement prohibited by or rendered unenforceable under any applicable laws, codes, or regulations promulgated by any regulatory authority having jurisdiction over the Front Range Pipeline, shall, at sole option of the WYCO, not affect the remaining portions of this Lease Agreement, which shall remain enforceable to the fullest extent permitted by law.

     14.8 Non-applicability of Public Utility Holding Company Act This Lease Agreement shall satisfy the requirements of 17 C.F.R. Sections.250.7(d)(1), so that WYCO shall not be deemed a "gas utility company" within the meaning of the Public Utility Holding Company Act of 1935 ("PUHCA"). In the event it is determined by WYCO that this Lease Agreement may cause WYCO to be deemed a "gas utility company" the parties hereto shall negotiate in good faith to restructure the Lease Agreement to eliminate such risk.

      14.9 Section Headings. Section headings are inserted for convenience only and shall not be construed as part of this Lease Agreement.

      14.10 Counterparts Execution. This Lease Agreement may be executed in two or more counterparts each of which shall constitute a single agreement.

      IN WITNESS WHEREOF, the parties hereto have executed this Lease Agreement as of the date first written above.

                                    WYCO DEVELOPMENT  LLC

                                   By ______________________________________

                                    PUBLIC SERVICE COMPANY OF COLORADO

                                   By ______________________________________

                                   EXHIBIT "A"
                             Description of Property

                                    EXHIBIT B
                           Estimated Rent Computation
      (A)   Depreciation Component                                        Amount
            Estimated Gross Depreciable Plant Balance for the
                  Front Range Pipeline at the beginning of the
                  Lease Computation Period (Note 2)                       $_____

            Times PSCo's transmission function Depreciation Rate as
                  reflected in PSCo's currently effective jurisdictional
                  rates in effect at the beginning of the Lease
                  Computation Period (Note 2)                             x_____

                  Depreciation Component                                  $=====

      (B)   Return Component

            Estimated Rate Base for the Front Range Pipeline at the
                  beginning of Lease Computation Period (Note 1)          $_____

            Times PSCo's Overall Return Rate as reflected in PSCo's
                  currently effective jurisdictional rates (Note 2)       x_____

                  Return Component                                        $=====

      (C)   Income Tax Component

            Estimated Rate Base (Note 1) for the Front Range Pipeline
                  at the beginning of the Lease Computation Period        $_____

            Times taxable  component of Overall  Return Rate reflected in PSCo's currently effective Jurisdictional rates
                  for the Lease Computation Period                        x_____

                        Taxable Component                                 $_____


            Times estimated income tax rate as reflected in
                  PSCo's currently effective jurisdictional rates
                  for the Lease Computation Period                        x_____

                        Income Tax Component                              $=====

                                                                          Amount

            Total Rent (total of all components A through C )             $=====

      NOTES:
      (1) Estimated Rate Base consists of the following items as of the beginning of the Lease Computation Period:
                  Estimated Gross Plant Balance
                  of Front Range  Pipeline (Note 2)                       $_____
                  Less: Estimated Depreciation
                  Reserve Balance (Note 2)                                 _____
                  Estimated Net Plant                                     $_____
                  Estimated Deferred Income Taxes (Note 2)                 _____

                              Total Estimated Rate Base                   $=====

      (2) Where:

      "Overall Return Rate" shall mean the total return rate reflected in PSCo' s currently effective rates.

      "Estimated Gross Plant Balance" shall mean the estimated book value, prior to depreciation, of the Front Range Pipeline.

      "Estimated Gross Depreciable Plant Balance" shall mean the estimated book value of depreciable assets, prior to depreciation, of the Front Range Pipeline.

      "Estimated Depreciation Reserve Balance" shall mean the total accumulated balance of depreciation at the beginning of the Lease Computation Period based on PSCo's approved transmission function Depreciation Rate as reflected in PSCo's jurisdictional rates.

      "Estimated Deferred Income Taxes" shall mean PSCo's Federal and State income tax rates as reflected in PSCo's currently effective jurisdictional rates multiplied times the difference between book and tax accounting procedures for the recognition of income and expenses.

      "Depreciation Rate" shall mean PSCo's transmission function depreciation rate as reflected in the computation of PSCo's jurisdictional rates.

      "Lease Computation Period" shall mean the period of time for which the Rent is being computed as described in Section 6.1 and 6.2 of this Agreement.

                                   EXHIBIT C

                        Actual True-Up Rent Computation

      (A)   Depreciation Component                                        Amount

            Gross Depreciable Plant Balance
                  of Front Range Pipeline at beginning
                  of Lease Computation Period (Note 3)                    $_____

            Times PSCo's approved Depreciation Rate
                  in effect for the Lease Computation Period
                  (Note 3)                                                x_____

                  Depreciation Component (Note 1)                         $=====

      (B)   Return Component

            Actual Rate Base for the Front Range Pipeline at the
                  beginning of the Lease Computation Period (Note 2)      $_____

            Times PSCo's Approved Overall
                  Return Rate during the Lease Computation
                  Period (Note 3)                                         x_____

                  Return Component (Note 1)                               $=====

      (C)   Income Tax Component

            Actual Rate Base for the Front Range
                  Pipeline at beginning of Lease Computation
                  Period   (Note 2)                                       $_____

            Times taxable component of Overall Return Rate
                  reflected in PSCo's approved jurisdictional
                  rates for the Lease Computation Period (Note 1)         $_____

                  Taxable Component                                       $_____

            Times tax rate as reflected in PSCo's approved
                  jurisdictional rates for the Lease Computation Period   x_____

                        Income Tax Component (Note 1)                     $=====

            Total Rent (total of components A through C ) (Note 1)        $_____

NOTES:      (1)   To the extent PSCo's jurisdictional rates are not approved at the time this computation is completed, the factors or amounts used for these actual computations will be the same as those used in the Estimated Rent Computation until the PSCo' s rates become final. At that time, actual rent will be computed pursuant to the Lease Agreement reflecting the factors in the finally approved rates. Adjustments shall be payable in accordance with Section 6.1(b) of this Agreement.

            (2) Computation of Actual Rate Base - Actual as of the beginning of the Lease Computation Period:

                  Gross Plant Balance of Front Range Pipeline at the
                  beginning of the Lease Computation Period (Note 3)      $_____

                  Less: Depreciation Reserve Balance (Note 3)              _____

                  Actual net plant                                        $_____

                  Deferred Income Taxes (Note 3)                           _____

                  Total Actual Rate Base                                 $======

            (3) Where:

                  "Overall Return Rate" shall mean the total return rate reflected in PSCo's rates.

                  "Gross Plant Balance" shall mean the book value, prior to depreciation, of the Front Range Pipeline.

                  "Gross Depreciable Plant Balance" shall mean the book value of depreciable assets, prior to depreciation of the Front Range Pipeline.

                  "Depreciation Reserve Balance" shall mean the total previous accumulated balance of depreciation at the beginning of the Lease Computation Period based on PSCo's approved transmission function Depreciation Rates or PSCo's currently effective transmission function Depreciation Rate as reflected in PSCo's jurisdictional rates.

                  "Deferred Income Taxes" shall mean PSCo's Federal and State income tax rates as reflected in PSCo's currently effective jurisdictional rates, multiplied times the difference between book and tax accounting procedures for the recognition of income and expenses.

                  "Lease Computation Period" shall mean the period of time for which the Rent is being computed as described in Section 6.1 and 6.2 of this Agreement.

                  "Depreciation Rate" shall mean PSCo's approved transmission function depreciation rate as used in the computation of PSCo's approved jurisdictional rate.

                                                                     Exhibit D-2

Decision No. C98-556
BEFORE THE PUBLIC UTILITIES COMMISSION OF THE STATE OF COLORADO

DOCKET NO. 97A-622G
------------------------------------------------------------------------------
IN RE: APPLICATION OF PUBLIC SERVICE COMPANY OF COLORADO FOR A CERTIFICATE OF PUBLIC CONVENIENCE AND NECESSITY TO CONSTRUCT AND OPERATE A 53-MILE LONG, 24-INCH NATURAL GAS PIPELINE.
------------------------------------------------------------------------------


                           COMMISSION INITIAL DECISION
                              APPROVING APPLICATION

       ==================================================================

                            Mailed Date: June 4, 1998
                           Adopted Date: June 4, 1998
                                TABLE OF CONTENTS

I.  By the Commission........................................................2

    A.  Statement............................................................2

    B.  Findings of Fact.....................................................5

        1. Proposed Benefits.................................................5

        2. System Considerations.............................................8

        3. Proposed Sale/Leaseback Arrangement...............................9

        4. KN Wattenberg FERC Application...................................10

    C.  Discussion..........................................................11

        1. Need for Additional Capacity.....................................11

        2. Access to Cheaper Gas Supplies...................................13

        3. Opposition by Staff, OCC.........................................14

        4. Short-Term Econcomic Benefits....................................15

        5. Standalone CPCN Authority........................................16

        6. Sale/Leaseback Arrangement.......................................18

    D.  Conclusion..........................................................21

II. Order...................................................................22

    A.  The Commission Orders That:.........................................22

    B.  ADOPTED IN COMMISSIONERS' DELIBERATIONS MEETING
        June 4, 1998........................................................24


       ------------------------------------------------------------------

Appearances:

            James Albright, Esq., Denver, Colorado, for Public
            Service Company of Colorado;

            T. J. Carroll, Esq., Lakewood, Colorado, and Alvin
            Meiklejohn, Esq., Denver, Colorado, for the K N Group;

            Mark Minich, Esq., Colorado Springs, Colorado, for the Colorado Interstate Gas and Wyoming Interstate
            Company;

            Thomas R. O'Donnell, Esq., Denver, Colorado, for
            Greeley Gas Company;

            Judith Matlock, Esq., Denver, Colorado, for HS
            Resources, Inc.;

            Thomas McKee, Esq., Denver, Colorado, for the
            Colorado Oil and Gas Association;

            Michelle Norcross, Assistant Attorney General,
            Denver, Colorado, for the Colorado Office of Consumer
            Counsel; and

            Gregory Sopkin, Assistant Attorney General, Denver,
            Colorado, for the Staff of the Commission.

I.     BY THE COMMISSION

      A.    Statement
            1. This application was filed on December 23, 1997 by Public Service Company of Colorado ("Public Service"). As noted
in the caption, it seeks from this Commission: (1) a Certificate of Public Convenience and Necessity ("CPCN") to construct and operate a 53-mile long, 24-inch diameter natural gas pipeline and appurtenant facilities from its existing Chalk Bluffs station near Rockport, Colorado to an interconnection point with its existing 24-inch pipeline located adjacent to the Fort St. Vrain Generating Station near Platteville, Colorado; (2) authorization to sell such facilities, once constructed, to Wyco Development, LLC ("Wyco") and to immediately lease such facilities back under a long-term lease; (3) a declaratory ruling that Wyco will not be a public utility; and (4) such other and further relief as the Commission may deem necessary. The Commission gave notice of the application on December 30, 1997.

            2. Timely petitions to intervene were filed by the Colorado Oil and
Gas Association ("COGA"); Conoco, Inc.; Western Gas Resources, Inc.; Patina Oil and Gas Corporation; HS Resources, Inc.("HS"); Colorado Natural Gas, Inc.; Barrett Resources Corporation; the Natural Gas Clearinghouse; the Montana Power Trading and Marketing Company; Greeley Gas Company("Greeley Gas"); K N Services, Inc., K N Energy, Inc., and K N Wattenberg Transmission Limited Liability Company ("K N Wattenberg")(collectively the "K N Group"); Enron Capital and Trade Resources Corporation; Colorado Springs Utilities; K.P. Kauffman Company, Inc.; Duke Energy Trading and Marketing, LLC; Engage Energy U.S., L.P.; Colorado Interstate Gas Company ("CIG"); Wyoming Interstate Company, Ltd. ("WIC"); and e prime, inc. Those petitions were granted by Decision No. R98-178-I, February 13, 1998. Staff of the Commission and the Colorado Office of Consumer Counsel ("OCC") filed Notices of Intervention.

               3. Untimely Petitions to Intervene were filed by Platte River Solutions, LLC on January 30, 1998; and by Rocky Mountain Natural Gas and Electric, LLC on February 3, 1998. Those petitions were denied by Decision No. R98-178-I.

          4. On January 28, 1998, the Commission at its Weekly Meeting deemed the application complete as of February 13, 1998. Since the application was accompanied by the Applicant's supporting testimony and exhibits, the Commission's decision is due no later than 120 days from the date the application is deemed complete. See Section 40-6-109.5, C.R.S. On January 29, 1998, in Decision No. C98-95, the Commission requested supplemental information to enable the Commission to consider the application in an expedited manner, consistent with Public Service's request.The supplemental information was timely filed by Public Service on February 11, 1998. In addition, the Commission determined in Decision No. C98-95 that it would enter an initial Commission decision under Section 40-6-109(6), C.R.S. A procedural schedule was developed which called for the matter to be heard during the week of April 27, 1998 through May 1, 1998.

         5. At the assigned place and time an Administrative Law Judge ("ALJ") of the Commission called the matter for hearing. As a preliminary matter HS sought leave to withdraw from the proceeding. Such leave was granted and it was dismissed from the proceeding. The matter then proceeded to hearing. During the course of the hearing Exhibits 1, 1A, 2, 3, 6, 8 through 51 (including 8A, 12A, and 31A), 59 through 82 (including 66A), 84 through 88, 90, 91, 93, and 94 were identified, offered, and admitted into evidence. Pursuant to order of the ALJ Exhibits 42A and 44A were late-filed on May 5, 1998.1

           6. At the conclusion of the hearing the parties were ordered to file closing statements of position no later than May 7, 1998. By oral ruling on May 6, 1998, the deadline was extended until May 8, 1998. Timely statements of position were filed by Public Service, Greeley Gas, CIG and WIC jointly, the KN Group, OCC, and Staff.

            7. The Commission, having previously found that due and timely execution of its functions imperatively and unavoidably require it, omits the recommendeddecision of the ALJ, and makes the initial decision in this application.

  B. Findings of Fact

            1.    Proposed Benefits

                  a. The Front Range Pipeline which is the subject of this application is a proposed 53-mile long, 24-inch diameter natural gas pipeline and related facilities which would extend from Public Service's existing Chalk Bluffs station near Rockport, Colorado, to an interconnection point with Public

--------
1 Exhibits 42A and 44A are the pre-filed testimony of the K N Group witnesses with certain testimony removed, but with the original pagination intact.

Service's existing 24-inch pipeline located adjacent to the Fort St. Vrain Generating Station near Platteville, Colorado. The Front Range Pipeline would be capable of transporting up to 269,000 decatherms (Dth) per day of natural gas from Chalk Bluffs to the existing Public Service system. This pipeline is estimated to cost approximately $25.1 million. The Front Range Pipeline would parallel an existing eight-inch Public Service natural gas line that is currently capacity constrained.
                  b. The Front Range Pipeline would give Public Service greater access to natural gas available at Chalk Bluffs from several interstate gas pipelines that interconnect there. Public Service has no firm contracts for the receipt of gas at Chalk Bluffs, nor did it provide evidence of any other commitments from suppliers or pipeline companies at Chalk Bluffs, but it anticipates being able to obtain gas supplies there.
                  c. Recently Public Service has received some of its gas supply through the Chalk Bluffs receipt point. However, a majority of the gas it purchased to supply the Front Range metropolitan area has come from the Denver/Julesberg Basin ("DJ Basin"), a large production area located generally northeast of the Denver metropolitan area, or has been transported through CIG's interstate pipeline system and received into the Public Service system through several receipt points in the Front Range area. Lately, gas in the DJ Basin and gas available through CIG's southern transportation system has been more expensive than gas available for receipt at Chalk Bluffs. In the last several years the premium of DJ Basin gas over gas available in Wyoming through Chalk Bluffs has varied from zero to 44 cents per decatherm.

                  d. Public Service is experiencing growth in its peak day demand of approximately 41,000 decatherms per day each year. Public Service currently has adequate access to gas supplies to meet the needs of current customers and to meet growth needs for at least the near term.

                  e. If the pipeline were built, Public Service anticipates that it would shift up to 75,000 decatherms per day from existing supply sources to the Chalk Bluffs receipt point during the four peak winter months. Public Service has also received 65 separate requests for firm transportation service from the Chalk Bluffs receipt point totaling 114,454 decatherms per day. Approximately 15 percent of these requests reflect new service, with 85 percent representing existing shippers seeking a change in receipt points to Chalk Bluffs. It is these three components (growth in demand, supply shift, and transportation shift) that Public Service suggests create a need for, and will result in full utilization of the Front Range Pipeline.

                  f. Public Service projects gas cost savings during the winter months of 15-20 cents per decatherm. By Public Service's own estimates, this savings would not cover the cost of the pipeline until the third year after completion. See Exhibits 19 and 24.

            2.    System Considerations

                 a. Public Service notes that maintaining operational control 2 of the pipeline confers benefits to Public Service which are unavailable when it simply purchases transportation services from another pipeline. For example, it would not have to deal with nominated volumes, imbalances, and the various bookkeeping requirements related to purchasing natural gas transportation.
                  g. Public Service experiences some operational constraints on the eight-inch line from Chalk Bluffs during warm winter days and cool spring and fall days. However, this is not a peak day problem caused by a shortage of gas; rather, it is caused by an excess of gas moving in the northern system which is committed elsewhere. This forces Public Service to receive more gas from CIG's southern system, at a correspondingly higher cost than would be incurred if additional capacity were available from Chalk Bluffs.
                  h. The proposed pipeline is also a part of Public Service's long-term facility plan and is designed to work in conjunction with other facilities that have been recently installed to enhance operational efficiency.
                  i. Public Service currently provides transportation services system-wide under a rolled-in pricing mechanism referred to as a postage stamp rate. Under this

--------
2 Public Service proposes to sell the pipeline and lease it back. See discussion.

arrangement all non-discounted transportation customers pay the same rate for transportation of gas regardless of the location of the receipt point or the distance the gas is transported. Though Public Service does not propose to address rate issues in this proceeding, it states that it intends to include the Front Range Pipeline under this rolled-in pricing methodology.

            3. Proposed Sale/Leaseback Arrangement

                  a. Public Service seeks approval to transfer title of the pipeline, upon the completion of construction, to Wyco. Public Service would immediately lease the facility back under a 30-year lease. Wyco is a Colorado limited liability company formed by affiliates of Public Service and CIG, specifically, NC Enterprises, Inc. and CIG Supply Company. Wyco would have no day-to-day operating responsibility for the Front Range Pipeline; instead this would be Public Service's responsibility. Wyco would be a passive investor. Public Service's lease payments to Wyco under the proposed 30-year lease would be based on a formula that incorporates, and would track over its term, Public Service's Commission-approved rate of return, depreciation rates, income tax factors, and rate methodologies. The lease payment calculation is structured to mirror the rate impacts that customers would experience if Public Service owned the Front Range Pipeline outright.3 The first annual lease payment is projected to be approximately $4.2

--------
3 Whether the proposed lease payment would so mirror the rate impacts is contested by Staff and OCC.

million. Public Service seeks to include the lease payments in its operating expenses in future rate cases.

                  b. In connection with the transfer of the pipeline, Public Service requests specific approval to include Allowance for Funds Used During Construction ("AFUDC") in the sales price of the Front Range Pipeline and requests that the Commission declare that Wyco will not be a public utility by virtue of its ownership interest. Public Service states that it does not seek an advance determination with respect to the amount of Front Range Pipeline related costs that it may recover in its rates. Instead Public Service anticipates that it will include the lease payment in its upcoming rate case to be filed by October 1, 1998 and that the Commission and parties to the rate case would then have an opportunity to review the level of Front Range Pipeline costs that Public Service may include in its rates.

            4.    KN Wattenberg FERC Application

                         K N Wattenberg has an application  pending before the
Federal Energy Regulatory Commission ("FERC") for authority to build the Front Runner Pipeline, which is similar in many ways to Public Service's proposed Front Range project.4 Specifically, the Front Runner Pipeline would connect the Chalk Bluffs area to the Fort St. Vrain area with a similar though slightly smaller

-----------
4 This Commission has filed a motion to dismiss the K N Wattenberg application on the grounds that it, not FERC, has jurisdiction over the proposed Front Runner Pipeline.

sized pipeline. While the comparative merit of each pipeline is not properly before this Commission, the Commission notes that K N Wattenberg could receive approval from the FERC to build the Front Runner Pipeline under an optional certificate.5 K N Wattenberg states that it plans to build Front Runner whether or not the Front Range Pipeline is built. The Front Runner Pipeline could present a serious bypass challenge to Public Service by providing direct service to customers currently receiving service from Public Service, while at the same time, Front Runner could provide transportation service to Public Service as any other transportation customer.

             C. Discussion

                Public Service suggests that there are two primary reasons why the CPCN should be granted for the Front Range Pipeline. First, it suggests that growth in demand from its customers requires additional physical capacity. Second, it suggests that it has an obligation to obtain the cheapest gas supply possible, and Front Range will permit it to access cheap gas at Chalk Bluffs. These claims will be discussed separately.
            1.    Need for Additional Capacity

                  a. First, concerning the alleged need for additional physical capacity, no party disagrees that at some


----------------
5 Under the FERC's optional certificate program an applicant seeking to build an interstate pipeline and must be willing to bear the financial risk for that pipeline without any assurance of full cost recovery if the pipeline is not fully utilized.

point in the future Public Service will need additional physical capacity into the Front Range area to serve customer demand. However, Public Service now has adequate access to gas supply to serve its existing customers plus anticipated growth for at least two years. According to the record, the pipeline can be built in approximately four to five months. There was no evidence that the pipeline is required in the short-term to prevent possible curtailment, interruption of firm customers, or moratoriums on new connections. There was also no evidence establishing substantial distribution inadequacies. On rebuttal, Public Service noted that it was investigating a possible physical constraint in the southeast portion of its system which may be affected by the Front Range Pipeline, but that the study had not yet been completed. This was the sole evidence of any physical constraints to the system that would exist over the next few years. The Commission concludes that this is insufficient in and of itself to justify the Front Range Pipeline.

              j. While Public Service has received a number of transportation requests for immediate service at Chalk Bluffs, this may simply be a reflection of the desire of shippers to obtain cheaper supplies at little or no additional transportation costs, since Public Service proposes to include the Front Range Pipeline under its postage stamp rate.The transportation requests do not provide evidence that customers are willing to pay the full cost of the pipeline in order to shift receipt points to Chalk Bluffs.

              k. Public Service also notes that there are operational advantages associated with the Front Range Pipeline. However, administrative ease by itself does not rise to the level of public convenience and necessity.

           2. Access to Cheaper Gas Supplies

                  a. Public Service's second justification for building the pipeline is to access gas supplies at Chalk Bluffs that are cheaper than gas supplies available at southern sources. No party disputes, and the Commission finds, that gas available at Chalk Bluffs is generally cheaper than gas that is available at other Front Range receipt locations. Further, long-term growth of the Front Range will likely continue to increase this price differential if additional pipeline capacity is not extended to Chalk Bluffs. However, to what level this differential would remain after the pipeline is built is a matter of some speculation. Public Service has not attempted to quantify the effect on the price of the gas supply available at Chalk Bluffs were it to commence receiving an additional 269,000 decatherms, or approximately 250 million cubic feet
(MMcf), per day at this location. If the total gas supply available at Chalk Bluffs is 1.6 billion cubic feet (Bcf) per day, simple economics indicate that additional demand in the amount Public Service is proposing will have an upward pressure on prices, causing the price advantage to lessen. Further, gas cost savings are not shown to exceed pipeline costs for the first two years of operation, until the line is projected to operate at capacity.

                  l. Public Service's estimate of proposed short-term savings in gas supply purchases compared with the cost of the pipeline is based on favorable assumptions concerning the gas pricing differential as well as a favorable cost allocation methodology. The Commission agrees with the Staff and the OCC that the gas cost savings cannot be predicted with any certainty due to the potential fluctuation in market prices.

            3.    Opposition by Staff, OCC

                  a. Staff and the K N Group oppose granting the certificate primarily on the grounds that the need for the pipeline has not been established. The OCC suggests that the pipeline is not needed for at least a couple of years, but proposes issuing a CPCN subject to certain conditions. These conditions would limit the amount of annual cost of the pipeline assigned to residential and commercial sales customers, based upon the volume of natural gas that is actually transported through the pipeline. The OCC claims that this will protect these captive ratepayers in the event that Public Service's predictions concerning gas cost savings prove overly optimistic.
                  m. The OCC's proposed conditions may not protect the residential and commercial sales customers, nor the transportation customers from a failure to realize gas cost savings. We believe the OCC's proposed mechanism is at first blush a cap on annual costs assigned to residential and commercial sales customers. However, the basis for the cap is volumes transported by Public Service for sales, transportation, and growth. Under rolled-in pricing even a slight price differential between Chalk Bluffs and southern sources, e.g., one cent per decatherm, would provide an incentive to acquire supplies through Chalk Bluffs. The receipt of volumes for sales customers would depend only on a comparison of gas prices between Chalk Bluffs and other receipt points. While this is within the discretion of Public Service, it is very likely that the minimum sales volumes would always be met. Similarly, transportation customers would prefer to receive gas through Chalk Bluffs. Under rolled-in pricing the pipeline will likely be operated at full capacity regardless of whether sufficient price differential exists to offset the costs of the pipeline. Consequently the OCC's suggested conditions do not protect against failure to realize net projected gas cost savings; they are dependent solely on volumes transported, not market rate differentials. See Ex. 59, pp. 11-12. The Commission therefore rejects the OCC proposal.

            4. Short-Term Economic Benefits

                         The   Commission   finds  and   concludes   that  the
short-term economic benefits of the Front Range Pipeline do not warrant granting CPCN authority to construct and operate the pipeline under a rolled-in postage stamp pricing methodology. Under this method, general rate payers would be subject to the risks of unrealized projected gas cost savings.

            5.    Standalone CPCN Authority

                  a. Instead, the Commission finds that the transportation service afforded by the Front Range Pipeline, on a stand-alone basis, will likely provide public and economic benefits under certain market conditions. These market conditions can best be analyzed by Public Service, as a pipeline operator and gas purchaser, where the risks are placed on shareholders, not general ratepayers. Further, the transmission market dynamics of the Front Range could be adversely affected by rates which do not reflect the incremental costs of the proposed facilities. The Commission therefore finds it to be in the public interest to grant CPCN authority to Public Service to install and operate the proposed pipeline under separate, stand-alone rates, where Public Service shareholders are "at risk" for unrealized projected market price differentials, and the resulting under-utilization of the pipeline. CPCN authority granted in this order is contingent upon construction of the Front Range Pipeline project being complete on or before December 1, 2001.

                  b. If Public Service chooses to construct the Front Range Pipeline under this stand-alone rate condition, it shall, at a minimum, be required to offer transportation service on a nondiscriminatory basis, pursuant to the Commission's transportation Rules, 4 CCR 723-17, as a separate service from its existing transportation service. Procedures shall be established to allow customers to transport gas through the line in a manner consistent with industry standards. Public Service shall be required to establish tariffs and rates for the Front Range Pipeline through a separate proceeding, pursuant to the Commission's Rules of Practice and Procedure.

                  c. Additionally, separate books of accounts shall be maintained in order to clearly differentiate all costs associated with the Front Range Pipeline from existing utility services. As part of the tariff rate proceeding, cost allocation procedures shall be established for any costs which are, or could be, common to the Front Range Pipeline and any existing utility services consistent with the principles established in the Commission's cost allocation rules found at 4 CCR 723-47.6

                 d. Public Service claimed, in testimony and reiterated in its statement of position, that "at risk" conditions are not consistent with the utility's obligation to serve. Since the Commission has determined that physical capacity limitations do not require facility installation at this time, the utility's obligation to serve is not affected by the optional "at risk" authority established in this order, nor is

----------------
6 Not all of the administrative requirements in the rules will apply here, since the rules are intended to apply to nonregulated services. However, we find that the cost allocation principles are equally applicable here.

the economical operation of the Front Range Pipeline affected by the obligation to serve.

                  e. The Commission recognizes that placing Public Service at risk for under-utilization of the Front Range Pipeline produces an incentive for the Company to use the pipeline whenever possible. In order to demonstrate that Front Range Pipeline capacity purchased on behalf of captive sales customers provides reasonable gas cost for these customers, Public Service shall identify all costs associated with the Front Range Pipeline and provide comparisons to other available sourcing options as a part of its reporting under the Gas Cost Adjustment Rules 4 CCR 723-8.

            6.    Sale/Leaseback Arrangement

                  a. With respect to the sale/leaseback arrangement Public Service states on page 24 of its statement of position, "...under its sale/leaseback arrangement, customers will be in the same position they would have occupied if Public Service owned the Front Range Pipeline outright." However, several parties claim that customers would not be in the same position under the sale/leaseback. With certain requirements listed in (1) through (4) below, the Commission finds that the sale/leaseback is consistent with the public interest and should be approved. Thus Public Service may enter into the sale/leaseback arrangement at its option. CPCN authority for installation and operation of the Front Range Pipeline as granted in this order is not contingent upon execution of the sale/leaseback arrangement. However, Applicant must petition the Commission for approval for any other type of pipeline ownership other than complete ownership by Public Service or the arrangement approved here.

                        (1) With regard to the CIG veto power over capacity increases, the Commission finds that under certain circumstances requirements in the lease agreement could prevent Public Service from expanding capacity. Public Service would not have such a constraint if it owned the line outright, and such a constraint is not found to be in the Public interest. Therefore approval of the sale/leaseback arrangement is contingent upon the deletion of ARTICLE III - EXPANSIONS, IMPROVEMENTS AND ADDITIONS of the lease agreement. Further, neither the sale/leaseback arrangement nor any other agreements between Public Service or its affiliates, and CIG or its affiliates shall inhibit Public Service's ability to use, expand, operate or control the Front Range Pipeline in any way compared to how it could use, expand, operate or control the pipeline if it owned the facilities outright.

                        (2) Staff states that Public service has failed to adequately justify the need for the proposed true-up mechanism. This mechanism is designed to change the rent payments from Public Service to Wyco over time to reflect changes in the Commission approved depreciation rate, overall return rate, and tax rate for Public Service. The true-up mechanism was proposed to allow rent payments to mirror costs that would be included in rates if Public Service owned the facility outright. The Commission finds that the true-up mechanism is not warranted under the "at risk" conditions granted in this order, though further consideration of the true-up mechanism or factors affected by the mechanism may be appropriate in the proceeding in which the Front Range Pipeline rates are established. The Commission recommends removal of the true-up mechanism from the lease agreement.

                        (3) Staff recommends the disallowance of AFUDC.
Due to the relatively short construction period and potential interest compounding, the Commission agrees with Staff and finds that AFUDC should not be allowed, whether or not the sale/leaseback arrangement is executed. Accordingly, the statement "The book value shall include AFUDC", Section 3 of the FRONT RANGE PIPELINE PURCHASE AND SALES AGREEMENT, page 4, shall be stricken.

                        (4) Since assignment, transfer or modification of the lease could affect the public interest, approval by the Commission is required prior to any assignment, transfer or modification of the lease.

                  n. The OCC raises the issue of passing lower cost financing on to ratepayers. Given the "at risk" authority granted in this order, the Commission finds that the OCC's proposed lease modifications are not required. However, Public Service shall be required to maintain Wyco's actual capitalization and financing costs for the Front Range pipeline for Commission inspection.
                  o. Under the sale/leaseback arrangement, as modified above, Wyco will perform only a financing function for the Front Range Pipeline. Moreover, the operation and control of the Front Range Pipeline will remain with Public Service, an entity subject to the Commission's jurisdiction. Therefore, the Commission finds and declares that Wyco is not a public utility under
Section 40-1-103(1), C.R.S.
      D.    Conclusion
            1.....The  Commission finds and determines that the construction and operation of the proposed Front Range Pipeline is, and will continue to be, subject to the jurisdiction of this Commission pursuant to Section 40-1-103(1), C.R.S.
            8. Many questions have been raised in this proceeding that the decision in this application cannot resolve. For example, what would be the impact on Colorado ratepayers if K N Wattenberg's Front Runner Pipeline is built, and substantial bypass from Public Service's system occurs? If the Front Range Pipeline were approved under rolled-in rates, what impact would that have on this potential bypass? On an even more general level, will gas unbundling be legislatively addressed in the near future? Nonetheless it is the Commission's obligation to act on the application before it Since Public Service's physical system is adequate to handle the present and near future need, and since Public Service has adequate access to gas supply to serve present and near future requirements, the only remaining justification for the pipeline is gas cost savings. Sufficient justification does not exist to warrant granting authority to construct and operate the pipeline under rolled-in postage stamp rates. Since the Front Range Pipeline may provide economic benefits under certain market conditions, CPCN authority under incremental stand-alone rates, where shareholders are at risk for under-utilization of the pipeline, should be granted. With the specific modifications listed in this order, the sale/leaseback arrangement places Public Service customers in the same position they would have occupied if Public Service owned the pipeline outright, and results in Wyco performing only a financing function. Therefore, the sale/leaseback arrangement should be approved, and Wyco should be declared not to be a public utility


II.   ORDER


      A.    The Commission Orders That:

            1. Consistent with the above discussion, the application of Public Service Company of Colorado for a certificate of public convenience and necessity ("CPCN") to construct and operate a 53-mile long, 24-inch diameter natural gas pipeline and appurtenant facilities from its existing Chalk Bluffs station near Rockport, Colorado to an interconnection point with its existing 24-inch pipeline located adjacent to the Fort St. Vrain Generating Station near Platteville, Colorado, ("Front Range Pipeline") is granted. Specifically, CPCN authority to construct and operate the Front Range Pipeline under incremental stand-alone rates is granted, subject to the requirements specified above.

            9. Authorization to sell such facilities, once constructed, to Wyco Development, LLC and to immediately lease such facilities back under a long-term lease is granted subject to requirements specified above.

            10.  Under  the   sale/leaseback   terms   specified   above,   Wyco
Development, LLC is declared not to be a public utility.

            11. The 20-day time period provided for in section 40-6-114(1), C.R.S., to file an application to the Commission for rehearing, reargument, or reconsideration, begins on the day after the Mailed Date of this Decision.

            12. This Order is effective on its Mailed Date.

      B.    ADOPTED IN COMMISSIONERS' DELIBERATIONS MEETING
            June 4, 1998.


                                           THE PUBLIC UTILITIES COMMISSION
                                               OF THE STATE OF COLORADO




                                           --------------------------------




                                           --------------------------------




                                           --------------------------------


                                                    Commissioners